    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 2000

                                                      REGISTRATION NO. 333-43140
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 3 TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                             EVERGREEN SOLAR, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

             DELAWARE                             3674                            04-3242254
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER IDENTIFICATION
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)                  NUMBER)

                            ------------------------

                               211 SECOND AVENUE
                          WALTHAM, MASSACHUSETTS 02451
                                 (781) 890-7117
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                 MARK A. FARBER
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                             EVERGREEN SOLAR, INC.
                               211 SECOND AVENUE
                          WALTHAM, MASSACHUSETTS 02451
                                 (781) 890-7117
                (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

           WILLIAM J. SCHNOOR, JR., ESQ.                           DAVID F. DIETZ, P.C.
          TESTA, HURWITZ & THIBEAULT, LLP                          ANDREW F. VILES, ESQ.
                  125 HIGH STREET                               GOODWIN, PROCTER & HOAR LLP
            BOSTON, MASSACHUSETTS 02110                               EXCHANGE PLACE
             TELEPHONE: (617) 248-7000                       BOSTON, MASSACHUSETTS 02109-2881
             TELECOPY: (617) 248-7100                            TELEPHONE: (617) 570-1000
                                                                 TELECOPY: (617) 523-1231

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED WITHOUT NOTICE. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Prospectus (Not Complete)


Issued October 25, 2000


                                3,000,000 SHARES

                                [EVERGREEN LOGO]

                             EVERGREEN SOLAR, INC.

                                  COMMON STOCK
                         ------------------------------

     Evergreen Solar, Inc. is offering shares of common stock in a firmly underwritten offering. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price for our shares will be between $13.00 and $15.00 per share. After the offering, the market price for our shares may be outside of this range.
                         ------------------------------

     We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "ESLR."
                         ------------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                         ------------------------------

                                                              Per Share      Total
                                                              ---------      -----
Offering Price..............................................   $          $
Discounts and Commissions to Underwriters...................   $          $
Offering Proceeds to Evergreen Solar........................   $          $

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Evergreen Solar, Inc. has granted the underwriters the right to purchase up to an additional 450,000 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. Banc of America Securities LLC expects to deliver the shares of
common stock to investors on              , 2000.

BANC OF AMERICA SECURITIES LLC

                              CIBC WORLD MARKETS

                                                                    FAC/EQUITIES
                         ------------------------------

                                           , 2000

                 [Captions and graphics appearing on gatefold:]

[Heading that reads "EVERGREEN SOLAR SERVING TODAY'S ELECTRIC POWER APPLICATIONS" beside the Evergreen Solar logo]


[Underneath heading appear six photographs: a photograph of solar panels on a rooftop over the caption "Kawasaki Heavy Industries rooftop installation, Chiba, Japan.", a photograph of the EverSun AC Module over the caption "EverSun AC Module providing supplemental home power.", a photograph of a solar panel over the caption "Single panel powering military instrumentation that requires high reliability.", a photograph of solar panels on a rooftop over the caption "Roof-mounted panels installed at a private lakeside retreat.", a photograph of solar panels over the caption "Water pumping system for a business in Tanzania.", and a photograph of a single pole-mounted solar power system over the caption "Backup power system at a day care center in Arizona."]


[Captions and graphics appearing in inside front cover]


[Heading that reads "EVERGREEN SOLAR'S PROPRIETARY TECHNOLOGY - DESIGNED TO IMPROVE EACH PHASE IN THE MANUFACTURING CYCLE" beside the Evergreen Solar logo]



[Photograph of String Ribbon furnaces over the caption "STRING RIBBON FURNACES-Evergreen Solar's proprietary and patented String Ribbon technology uses a continuous silicon growth process to avoid the conventional slicing of silicon blocks. Furnaces in which ribbons of silicon are being produced are shown above."]



[Photograph of wrap-around solar cells over the caption "WRAP-AROUND CELLS - UNDER DEVELOPMENT - Evergreen Solar's proprietary and patented solar cells, called wrap-around solar cells, are being designed to place all electrical connections on the back of the solar cell to simplify the process of assembling numerous solar cells into solar panels."]



[Photograph of solar panels over the caption "POLYMER PANELS - UNDER DEVELOPMENT
- Evergreen Solar's innovative frameless solar panels, including roofing tiles, are being designed to be thinner, lighter, easier to ship and install, longer lasting and more attractive."]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    6
Forward-Looking Statements..................................   17
Use of Proceeds.............................................   18
Dividend Policy.............................................   18
Capitalization..............................................   19
Dilution....................................................   20
Selected Financial Data.....................................   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   22
Business....................................................   27
Management..................................................   42
Principal Stockholders......................................   48
Certain Transactions........................................   51
Description of Capital Stock................................   53
Shares Eligible for Future Sale.............................   56
Underwriting................................................   58
Legal Matters...............................................   60
Experts.....................................................   60
Where You Can Find More Information.........................   60
Index to Financial Statements...............................  F-1

                            ------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

     This summary provides an overview of the key aspects of the offering. Because this is a summary, it may not contain all of the information that is important to you. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and related notes.

                                  OUR BUSINESS

     We develop, manufacture and market solar power cells, panels and systems that provide reliable and environmentally clean electric power throughout the world. Solar power products convert the sun's energy into electricity. Our sales are composed of primarily solar panels. After three years of research and development and three years of refining our solar power technologies in our pilot manufacturing facility, we are preparing to begin large-scale manufacturing of our solar power products in our new manufacturing facility by early 2001. We believe the proprietary and patented solar power technologies that we have developed and are currently developing will give us significant cost and product design advantages. We intend to become a leading producer of high-quality solar power products by reducing manufacturing costs, developing innovative solar power products and pursuing strategic relationships, such as our distribution and marketing relationship with Kawasaki Heavy Industries, Ltd. of Japan.

                             OUR MARKET OPPORTUNITY

     The electric power industry is one of the world's largest industries, with 1998 annual revenues of approximately $900 billion. Furthermore, electricity accounts for a growing share of overall energy use. According to The Huber Mills Digital Power Report, electricity accounted for 25% of domestic energy use 25 years ago and 37% in 1999, and is projected to account for more than 50% of domestic energy use early in this century. A principal driver of this growth is increasing reliance on electricity-dependent advanced technologies, such as in the Internet and telecommunications industries. We believe that deregulation and technological innovations are creating significant opportunities for new entrants and technologies within the electric power industry, just as these changes have created similar opportunities in other regulated industries such as telecommunications, banking and transportation.

     We believe that distributed generation is one of the most promising areas for growth in the global electric power industry. Distributed generation is defined as point-of-use electricity generation that either supplements or bypasses the electric utility grid, and employs technologies such as solar power, microturbines and fuel cells. Distributed generation is expected to provide greater portability, reliability, power quality and user control. We believe capacity constraints, increased demand for power reliability and quality, and new environmental initiatives will drive the demand for distributed generation.

     The solar power market has experienced significant growth over the past 20 years. Solar power applications that are not connected to the existing utility grid, also referred to as off-grid applications, provide remote power for rural electrification in developing countries, remote homes in developed countries, water pumping, transportation signals, telecommunications and other uses. Solar power applications that are connected to the existing utility grid, also referred to as on-grid applications, are used to supplement power generated by electric utilities, typically on residential and commercial buildings. PV Energy Systems, a leading independent market research firm, estimates that on-grid shipments represented 31% of the total solar power market in 1999 and have grown at a compound annual growth rate of approximately 47% from 1990 to 1999, while off-grid shipments, representing 69% of the 1999 solar power market, have grown approximately 13% per year since 1990.

                            OUR TECHNOLOGY SOLUTION

     We believe the principal challenge to the widespread adoption of solar power is reducing manufacturing costs without impairing product reliability. We believe that our proprietary and patented technologies will enable us to meet this challenge due to the following advantages:

     - Efficient material use. Unlike conventional crystalline silicon technologies, our proprietary and patented String Ribbon technology avoids the slicing of solid blocks of silicon. Our technology currently uses approximately half the silicon required by today's market-leading technologies, which reduces manufacturing costs. We believe we can reduce this amount to one-fifth over the next few years.

     - Simplified and continuous processing. We are developing continuous manufacturing processes that require fewer and simpler steps, which we believe will reduce manufacturing costs.

     - Reduced manufacturing capital costs. We believe our manufacturing technologies require significantly lower capital investment than most existing technologies, enabling us to more easily and quickly scale our manufacturing capacity to our needs with less capital risk.

     - Improved product design and performance. We believe the advanced solar panels we are developing will be thinner, easier to ship and install, longer lasting and more attractive.

                           OUR ALLIANCE WITH KAWASAKI


     In December 1999, we formed a five-year strategic distribution and marketing relationship with Kawasaki for the Japanese market. According to PV Energy Systems, a leading solar power market research firm, Japan is currently the largest solar power market in the world and in 1998 accounted for 26% of worldwide solar power shipments. We have agreed to sell our solar power products in Japan exclusively through Kawasaki, and Kawasaki has agreed that we will be Kawasaki's exclusive supplier of the types of solar power products we produce for the Japanese market. We are also collaborating with Kawasaki on technical training, and have agreed to explore the possibility of joint manufacturing in Japan in the future. In addition, Kawasaki made a $5 million equity investment in our company. We believe strategic relationships such as our alliance with Kawasaki will enable us to more easily and cost-effectively enter new geographic markets, attract new customers and develop innovative solar power products.


                                  OUR STRATEGY

     Our principal objective is to become a leading producer of high-quality solar power products, primarily for the on-grid market and the off-grid rural electrification market. We plan to achieve this objective by aggressively pursuing the following strategies:

     - Expanding our manufacturing capacity by relocating to our new 56,250 square foot manufacturing facility by early 2001.

     - Reducing manufacturing costs without compromising product quality by capitalizing on our proprietary and patented technologies in String Ribbon wafer manufacturing, innovative solar cell fabrication and advanced solar panel designs.

     - Developing innovative solar power products that will be longer lasting, more attractive, and easier to deliver and install by building on our technological advantages in solar power product design and performance.

     - Pursuing strategic relationships to leverage the marketing, manufacturing and distribution capabilities of larger companies and to explore opportunities for additional solar power product development.

     - Penetrating international markets through local manufacturing of solar wafers, cells and panels using our modular manufacturing technology to achieve economies of scale at smaller capacities than conventional solar power technologies.

                                  OUR HISTORY

     Evergreen Solar, Inc. was incorporated in Delaware in August 1994. Our corporate offices are located at 211 Second Avenue, Waltham, Massachusetts, and our telephone number is (781) 890-7117. Our web site address is www.evergreensolar.com. Information contained in our web site does not constitute a part of this prospectus.

     Our registered trademarks include "Evergreen Solar" and the Evergreen Solar logo. Our trademarks include "EverSun" and "String Ribbon." Other trademarks and tradenames in this prospectus are the property of their respective owners.

                                  THE OFFERING

Common stock offered................      3,000,000 shares

Common stock outstanding after this
offering............................      11,057,705 shares

Use of proceeds.....................      We intend to use the net proceeds of
                                          this offering to expand our
                                          manufacturing operations and
                                          distribution network, finance research
                                          and development activities, fund
                                          operating losses, and provide working
                                          capital for general corporate
                                          purposes. We may also use a portion of
                                          the net proceeds to expand our
                                          business through strategic alliances
                                          and acquisitions.

Proposed Nasdaq National Market
symbol..............................      "ESLR"

     The number of shares of common stock outstanding after this offering:

     - includes the conversion of all of our outstanding convertible preferred stock into an aggregate of 7,248,240 shares of common stock upon the closing of the offering;

     - excludes 617,696 shares issuable upon the exercise of all outstanding stock options under our 1994 Stock Option Plan as of June 30, 2000 with a weighted average exercise price of $1.42 per share, 151,603 of which were exercisable as of June 30, 2000;

     - excludes 636,027 shares issuable upon the exercise of all warrants outstanding as of June 30, 2000 with an exercise price of $4.33 per share; and


     - excludes 65,553 shares issuable upon the exercise of all options granted under our 1994 Stock Option Plan between July 1, 2000 and September 30, 2000 with a weighted average exercise price of $6.45 per share, 15,687 of which were exercisable as of September 30, 2000; and 127,019 shares issuable upon the exercise of options to be granted under our 1994 Stock Option Plan immediately prior to this offering with an exercise price equal to the public offering price per share.

                            ------------------------

     Unless otherwise specifically stated, information throughout this prospectus assumes:

     - no exercise of the underwriters' over-allotment option;

     - the conversion of all of our outstanding convertible preferred stock into an aggregate of 7,248,240 shares of common stock upon the closing of the offering;

     - the effectiveness of our third amended and restated certificate of incorporation, which reflects 30,000,000 shares of authorized common stock and authorizes 1,000,000 shares of undesignated preferred stock, and the adoption of our amended and restated by-laws, in each case effective as of the closing of the offering; and

     - a 1-for-2.165 reverse stock split to be effected immediately prior to the consummation of this offering.

                             SUMMARY FINANCIAL DATA

     The following tables set forth summary financial data for our company. You should read this information together with the financial statements and notes to those statements appearing elsewhere in this prospectus. The pro forma data and pro forma as adjusted data give effect to the conversion of all of our outstanding convertible preferred stock into 7,248,240 shares of our common stock upon the closing of this offering. The pro forma as adjusted data also reflect the sale of 3,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $14.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                               SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,         JUNE 30,
                                                 ---------------------------   -----------------
                                                  1997      1998      1999      1999      2000
                                                 -------   -------   -------   -------   -------
                                                                                  (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Product revenues...............................  $   153   $   163   $   189   $    81   $    97
Research revenues..............................      556     1,395     2,113     1,070     1,008
                                                 -------   -------   -------   -------   -------
     Total revenues............................      709     1,558     2,302     1,151     1,105
Operating expenses:
  Cost of product revenues.....................    1,007       955       991       447       970
  Research and development expenses............    2,051     2,373     3,085     1,334     1,682
  Selling, general and administrative
     expenses..................................      809       917     1,303       581       733
  Stock-based compensation expense.............       --        --        18        --       110
                                                 -------   -------   -------   -------   -------
     Total operating expenses..................    3,867     4,245     5,397     2,362     3,495
                                                 -------   -------   -------   -------   -------
Operating income (loss)........................   (3,158)   (2,687)   (3,095)   (1,211)   (2,390)
Net interest income............................      102       165       163        98       515
                                                 -------   -------   -------   -------   -------
Net income (loss)..............................   (3,056)   (2,522)   (2,932)   (1,113)   (1,875)
                                                 -------   -------   -------   -------   -------
Accretion of redeemable convertible preferred
  stock........................................     (537)     (953)   (1,231)     (610)   (1,256)
                                                 -------   -------   -------   -------   -------
Net income (loss) attributable to common
  stockholders.................................  $(3,593)  $(3,475)  $(4,163)  $(1,723)  $(3,131)
                                                 =======   =======   =======   =======   =======
Net income (loss) per common share (basic and
  diluted).....................................  $ (4.47)  $ (4.33)  $ (5.18)  $ (2.15)  $ (3.88)
                                                 =======   =======   =======   =======   =======
Shares used in computing basic and diluted net
  income (loss) per common share...............      803       803       803       803       807

                                                                       JUNE 30, 2000
                                                         ------------------------------------------
                                                                                       PRO FORMA AS
                                                          ACTUAL       PRO FORMA         ADJUSTED
                                                         --------    --------------    ------------
                                                                      (UNAUDITED)
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments......  $ 16,143       $16,143          $54,153
Working capital........................................    16,416        16,416           54,426
Total assets...........................................    19,522        19,522           57,532
Total long-term debt...................................        --            --               --
Total redeemable convertible preferred stock...........    35,766            --               --
Total stockholders' equity (deficit)...................   (16,423)       19,343           57,353

                                  RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and the other information included in this prospectus before investing in our common stock. Our business, financial condition and results of operations could be seriously harmed if any of the following risks occurs. In any such case, the market price of our common stock could decline and you may lose all or part of the money you paid to buy our common stock.

     The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those not presently known to us or that we currently deem immaterial, may also result in decreased revenues, increased expenses or other events which could result in a decline in the price of our common stock.

                    RISKS RELATING TO OUR FINANCIAL RESULTS

YOU MAY HAVE DIFFICULTY EVALUATING OUR BUSINESS AND PROSPECTS DUE TO OUR LIMITED OPERATING HISTORY.

     We are at an early stage of development and there is limited historical information available upon which you can base your evaluation of whether to invest in our common stock. We were formed in 1994 to research and develop crystalline silicon technology for use in manufacturing solar power products. Although we began shipping product from our pilot manufacturing facility in 1997, the primary objective of our pilot production line was the technical development and further refinement of our String Ribbon technology and related manufacturing processes. We have shipped only approximately 3,400 solar power panels as of June 30, 2000 and have recognized limited revenues since our inception. Accordingly, there is only a limited basis upon which you can evaluate our business and prospects.

     In addition, our earlier stage of development means that we have less insight into how market and technology trends may affect our business. The revenue and income potential of our business is unproven and the market we are addressing is rapidly evolving. You should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in an emerging and rapidly evolving market.

WE HAVE A HISTORY OF LOSSES, EXPECT TO INCUR SUBSTANTIAL FURTHER LOSSES AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE, WHICH MAY DECREASE THE MARKET VALUE OF OUR STOCK.

     Since our inception, we have incurred significant net losses, including net losses of $3.1 million in 1997, $2.5 million in 1998, $2.9 million in 1999 and $1.9 million for the six months ended June 30, 2000. As a result of ongoing operating losses, we had a cumulative net loss of $12.3 million as of June 30, 2000. We expect to incur substantial losses for the foreseeable future, and may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future, which could materially decrease the market value of our common stock. We expect to continue to incur significant capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we seek to:

     - expand our manufacturing operations;

     - develop our distribution network;

     - continue to research and develop our products and manufacturing technologies;

     - implement internal systems and infrastructure in conjunction with our growth; and

     - hire additional personnel.

We do not know whether our revenues will grow at all or grow rapidly enough to absorb these expenses, and our limited operating history makes it difficult to assess the extent of these expenses or their impact on our operating results.

OUR STOCK PRICE COULD FALL SUBSTANTIALLY IF OUR QUARTERLY REVENUE OR OPERATING RESULTS FLUCTUATE OR ARE DISAPPOINTING.

     Our quarterly revenue and operating results have fluctuated significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a variety of factors, many of which are discussed elsewhere in this section.

     We anticipate that our operating expenses will continue to increase significantly. If sales in any quarter do not increase correspondingly, our net losses for that period will increase. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on results of operations in any particular quarter as an indication of future performance. If our quarterly revenue or results of operations fall below the expectations of investors or public market analysts in any quarter, the market value of our common stock would likely decrease, and may decrease rapidly and substantially.

            RISKS RELATING TO OUR INDUSTRY, PRODUCTS AND OPERATIONS

IF SOLAR POWER TECHNOLOGY IS NOT SUITABLE FOR WIDESPREAD ADOPTION OR SUFFICIENT DEMAND FOR SOLAR POWER PRODUCTS DOES NOT DEVELOP OR TAKES LONGER TO DEVELOP THAN WE ANTICIPATE, OUR SALES WOULD NOT SIGNIFICANTLY INCREASE AND WE WOULD BE UNABLE TO ACHIEVE OR SUSTAIN PROFITABILITY.

     The market for solar power products is emerging and rapidly evolving, and its future success is uncertain. If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we would be unable to generate enough revenues to achieve and sustain profitability. In addition, demand for solar power products in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate. Many factors will influence the widespread adoption of solar power technology and demand for solar power products, including:

     - cost-effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;

     - performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;

     - success of alternative distributed generation technologies such as fuel cells, wind power and microturbines;

     - fluctuations in economic and market conditions which impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

     - continued deregulation of the broader energy industry; and

     - availability of government subsidies and incentives.

WE MAY FAIL TO SUCCESSFULLY DEVELOP OUR NEW SOLAR POWER PRODUCTS UNDER DEVELOPMENT, WHICH WOULD PREVENT US FROM ACHIEVING INCREASED SALES AND MARKET SHARE.

     Although we have been selling our solar power products since 1997, we expect to derive a substantial portion of our revenues from sales of our new solar power products which are under development and not yet commercially available. Many of these new products are derived from our innovative cell fabrication and advanced panel design technologies, which are under development. If we fail to successfully develop our new solar power products or technologies, we will likely be unable to recover the losses we will have incurred to develop these products and technologies and may be unable to increase our sales and market share and to become profitable. Much of our new product and manufacturing technologies are novel and represent a departure from conventional solar power technologies, and it is difficult to predict whether we will be successful in completing their development. Our manufacturing technologies have been tested only in our pilot manufacturing facility and, in most cases, only limited pre-production prototypes of our new products have been field tested.

OUR SOLAR POWER PRODUCTS MAY NOT GAIN MARKET ACCEPTANCE, WHICH WOULD PREVENT US FROM ACHIEVING INCREASED SALES AND MARKET SHARE.

     The development of a successful market for our solar power products may be adversely affected by a number of factors, many of which are beyond our control, including:

     - our failure to produce solar power products which compete favorably against other solar power products on the basis of cost, quality and performance;

     - our failure to produce solar power products which compete favorably against conventional energy sources and alternative distributed generation technologies, such as fuel cells, on the basis of cost, quality and performance;

     - whether customers accept the thin polymer-frame design of our solar panels and the new techniques we are developing to mount them; and

     - our failure to develop and maintain successful relationships with distributors, systems integrators and other resellers, as well as strategic partners such as Kawasaki.

If our solar power products fail to gain market acceptance, we would be unable to increase our sales and market share and to achieve and sustain profitability.

TECHNOLOGICAL CHANGES IN THE SOLAR POWER INDUSTRY COULD RENDER OUR SOLAR POWER PRODUCTS OBSOLETE, WHICH COULD REDUCE OUR MARKET SHARE AND CAUSE OUR SALES TO DECLINE.

     Our failure to further refine our technology and develop and introduce new solar power products could cause our products to become obsolete, which could reduce our market share and cause our sales to decline. The solar power industry is rapidly evolving and competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar power industry and to effectively compete in the future. We believe that there are a variety of competing solar power technologies under development by other companies that could result in lower manufacturing costs than those expected for our solar power products. Our development efforts may be rendered obsolete by the technological advances of others, and other technologies may prove more advantageous for the commercialization of solar power products.

THE COMPLETION OF OUR NEW MANUFACTURING FACILITY MAY BE DELAYED AND WE MAY INCUR GREATER COSTS THAN WE EXPECT.

     If we are unable to successfully complete our new manufacturing facility in time to commence commercial manufacturing operations there by early 2001, our business and results of operations could be materially impaired. Our pilot manufacturing facility in Waltham, Massachusetts is not adequate to accommodate significant increases in production. As a result, we entered into a lease in March 2000 for a 56,250 square foot facility in Marlborough, Massachusetts, which includes approximately 35,000 square feet of manufacturing space, and expect to relocate our manufacturing and other operations to this new plant by early 2001. The design and renovation of this plant will require a significant investment of capital and substantial engineering expenditures, and is subject to significant risks, including risks of cost overruns, delays, start-up problems or other operating difficulties. Our manufacturing processes also use custom-built equipment which may not be timely delivered and installed in our new facility.

WE MAY NOT BE ABLE TO MANUFACTURE OUR SOLAR POWER PRODUCTS IN SUFFICIENT QUANTITIES OR AT ACCEPTABLE COSTS TO MEET CUSTOMER DEMAND.

     To date, we have focused primarily on research and development of our solar power products and have limited experience manufacturing large volumes of our solar power products on a commercial basis.

Furthermore, we may not be able to achieve our manufacturing cost targets. If we cannot achieve our targeted production volumes or capacity or if we experience capacity constraints, quality control problems or other disruptions, we may not be able to manufacture our products in large volumes or at acceptable costs and may be unable to satisfy the demand of our customers, which would reduce our market share and revenues and may harm our reputation. The expansion of our manufacturing operations to achieve targeted production volumes will require the successful deployment of advanced equipment and technology utilizing manufacturing processes and components which we are currently developing.

THE SUCCESS OF OUR BUSINESS AND OUR FUTURE PROSPECTS DEPEND SIGNIFICANTLY UPON OUR STRATEGIC DISTRIBUTION AND MARKETING RELATIONSHIP WITH KAWASAKI.

     In December 1999, we entered into a five-year distribution and marketing agreement with Kawasaki, under which we appointed Kawasaki our exclusive distributor in Japan. During the first six months of 2000, sales to Kawasaki accounted for over 70% of our product revenues. We expect that a substantial portion of our product revenues for the foreseeable future will continue to be derived from sales of our products to Kawasaki. If our relationship with Kawasaki is not successful, our sales may not increase or may decrease and our reputation may be harmed. Any change in our relationship with Kawasaki, including any decision by Kawasaki to reduce its commitment to our solar power technologies or to focus on a different energy technology, could harm our business by reducing our potential revenues and diminishing our market share.

OUR ABILITY TO INCREASE MARKET SHARE AND SALES DEPENDS ON OUR ABILITY TO SUCCESSFULLY MAINTAIN OUR EXISTING DISTRIBUTION RELATIONSHIPS AND EXPAND OUR DISTRIBUTION CHANNELS.

     We currently sell our solar power products primarily to distributors, system integrators and other value-added resellers within and outside of North America, which typically resell our products to end users on a global basis. Through June 30, 2000, we sold our solar power products to more than 10 distributors, system integrators and other value-added resellers. If we are unable to successfully maintain our existing distribution relationships and expand our distribution channels, our revenues and future prospects will be materially harmed. As we seek to grow our sales by entering new markets in which we have little experience selling our solar power products, our ability to increase market share and sales will depend substantially on our ability to expand our distribution channels by identifying, developing and maintaining relationships with resellers both within and outside of North America. We may be unable to enter into relationships with resellers in the markets we target or on terms and conditions favorable to us, which could prevent us from entering these markets or entering these markets in accordance with our plans. Our ability to enter into and maintain relationships with resellers will be influenced by the relationships between these resellers and our competitors, market acceptance of our solar power products and our low brand recognition as a new entrant.

WE FACE RISKS ASSOCIATED WITH THE MARKETING, DISTRIBUTION AND SALE OF OUR SOLAR POWER PRODUCTS INTERNATIONALLY, AND IF WE ARE UNABLE TO EFFECTIVELY MANAGE THESE RISKS, IT COULD IMPAIR OUR ABILITY TO GROW OUR BUSINESS ABROAD.

     From our inception through June 30, 2000, approximately 19% of our product sales have been made to resellers outside North America. Including sales by our North American resellers, 66% of our product sales were to end users located outside of North America. We expect that our sales both to resellers and distributors outside of North America and through our resellers and distributors to end users outside of North America will increase in the future, including sales made in Japan to Kawasaki. We will require significant management attention and financial resources to successfully develop our international sales channels. In addition, the marketing, distribution and sale of our solar power products internationally exposes us to a number of risks that we have not yet encountered due to the limited number of products we have sold internationally. If we are unable to effectively manage these risks, it could impair our ability to grow our business abroad. These risks include:

     - difficult and expensive compliance with the commercial and legal requirements of international markets, with which we have only limited experience;

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

     - inability to obtain intellectual property protection;

     - encountering trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could affect the competitive pricing of our solar power products and reduce our market share in some countries; and

     - difficulty of enforcing revenue collection internationally.

     We expect that our international sales will be generally denominated in United States dollars. As a result, increases in the value of the United States dollar relative to foreign currencies would cause our products to become less competitive in international markets and could result in limited, if any, sales and profitability. To the extent that we denominate sales in foreign currencies, we will be exposed to increased risks of currency fluctuations.

     Our strategy includes establishing local manufacturing facilities in international markets, although we have not yet done so. As we implement our strategy, we may encounter legal and commercial restrictions and incur taxes and other expenses to establish our manufacturing facilities in certain countries. In addition, we may potentially forfeit, voluntarily or involuntarily, foreign assets due to economic or political instability in the countries where our local manufacturing facilities are located.

OUR DEPENDENCE ON A SMALL NUMBER OF RESELLERS MAY CAUSE SIGNIFICANT FLUCTUATIONS OR DECLINES IN OUR PRODUCT REVENUES.

     From our inception through June 30, 2000, our three largest resellers accounted for approximately 47% of our product sales and our 10 largest resellers accounted for approximately 92% of our product sales. We anticipate that sales of our solar power products to a limited number of key resellers, including Kawasaki, will continue to account for a significant portion of our total product revenues for the foreseeable future. Consequently, any one of the following events may cause significant fluctuations or declines in our product revenues:

     - reduction, delay or cancellation of orders from one or more of our significant resellers;

     - selection by one or more of our significant resellers of products competitive with ours;

     - loss of one or more of our significant resellers and our failure to recruit additional or replacement resellers; and

     - failure of any of our significant resellers to make timely payment of our invoices.

OUR DEPENDENCE ON A LIMITED NUMBER OF THIRD PARTY SUPPLIERS FOR RAW MATERIALS, KEY COMPONENTS FOR OUR SOLAR POWER PRODUCTS AND CUSTOM-BUILT EQUIPMENT FOR OUR OPERATIONS COULD PREVENT US FROM DELIVERING OUR PRODUCTS TO OUR CUSTOMERS WITHIN REQUIRED TIMEFRAMES AND WE MAY EXPERIENCE ORDER CANCELLATION AND LOSS OF MARKET SHARE.

     We manufacture all of our solar power products using materials and components procured from a limited number of third-party suppliers. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products or our products may be available only at a higher cost or after a long delay, which could prevent us from delivering our products to our customers within required timeframes and we may experience order cancellation and loss of market share. We currently do not have contracts with most of our suppliers and may not be able to procure sufficient quantities of the materials and components necessary to manufacture our products on acceptable commercial terms or at all. To the extent the processes that our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials and components from alternative suppliers. The failure of a supplier to supply materials and components in a timely manner, or to supply materials and components that meet our quality, quantity and cost requirements could impair our ability to manufacture our products and/or increase their costs, particularly if we are unable to obtain substitute sources of these materials and components on a timely basis or on terms acceptable to us. In addition, our manufacturing processes utilize custom-built equipment that is currently produced by a limited number of suppliers. A supplier's failure to supply this equipment in a timely manner, with adequate quality and on terms acceptable to us could delay our capacity expansion to our new manufacturing facility and otherwise, disrupt our production schedule or increase our costs of production.

OUR USE OF FORECASTS TO MANAGE OUR INVENTORY COULD RESULT IN INSUFFICIENT QUANTITIES TO MEET RESELLER DEMAND OR EXCESS INVENTORY.

     We generally do not obtain purchase orders prior to the production of our solar power products. Instead, we rely on forecasts to determine the timing of our production schedules and the volume of product to be manufactured. The level and timing of orders placed by our resellers may vary for many reasons. As a result, at any particular time, we may not have enough inventory to meet demand or we may have excess inventory, each of which could negatively impact our operating results. In addition, as we manufacture more solar power products without related purchase orders, we increase our risk of loss of revenues due to the obsolescence of products held in inventory for which we have already incurred production costs.

THE SUCCESS OF OUR BUSINESS DEPENDS ON THE CONTINUING CONTRIBUTIONS OF OUR KEY PERSONNEL AND OUR ABILITY TO ATTRACT AND RETAIN NEW QUALIFIED EMPLOYEES IN A COMPETITIVE LABOR MARKET.

     We have attracted a highly skilled management team and specialized workforce, including scientists, engineers, researchers, and manufacturing and marketing professionals. If we were to lose the services of Mark A. Farber, our Chief Executive Officer, President and a director, or Dr. Jack I. Hanoka, our Chief Technical Officer, or any of our other executive officers and key employees, our business could be materially and adversely impacted. We had 50 employees as of June 30, 2000, and anticipate that we will need to hire a significant number of new highly-skilled technical, manufacturing, sales and marketing, and administrative personnel if we are to successfully develop and market our products, develop our distribution network, and operate our expanded manufacturing facility. Competition for personnel is intense, and qualified technical personnel are likely to remain a limited resource for the foreseeable future. Locating candidates with the appropriate qualifications, particularly in the desired geographic location, can be costly and difficult. We may not be able to hire the necessary personnel to implement our business strategy, or we may need to provide higher compensation or training to our personnel than we currently anticipate. Moreover, any officer or employee can terminate his or her relationship with us at any time.

OUR MANAGEMENT TEAM MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS STRATEGIES BECAUSE IT HAS LIMITED EXPERIENCE MANAGING A RAPIDLY GROWING COMPANY AND KEY MANAGEMENT POSITIONS HAVE NOT BEEN FILLED.

     The existing members of our management team have had only limited experience managing a rapidly growing company on either a public or private basis. We are undergoing rapid growth in the size of our physical plant, the scope of our operations and the number of our employees, which is likely to place a significant strain on our senior management team and other resources. In addition, we may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by our rapid growth. If our management team is unable to manage the rapid growth of our business operations, then our product development, the expansion of our manufacturing operations and distribution network, and our sales and marketing activities would be materially and adversely affected. In addition, the growing demands of our business has created the need for increases in the size of our management team. As a result, we are actively searching for a new chief financial officer and vice president of marketing and sales to complement our existing management team and allow current management to focus on business development efforts and manufacturing expansion. We may not be able to fill either position within the next few months and we may not be able to successfully integrate these individuals into our management team and business. The success of our business depends upon the successful integration of our new management members and the ability of our management team to work together to manage our growing business.

WE ARE LIKELY TO REQUIRE ADDITIONAL FINANCING AND MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING OR FINANCING ON FAVORABLE TERMS.

     We currently anticipate that the net proceeds of this offering, together with our current cash, cash equivalents and short-term investments, will be sufficient to meet our anticipated needs for expanding and developing our manufacturing and distribution capabilities, funding ongoing research and development, expanding our sales and marketing activities, and funding our operations and general corporate purposes through at least the next 12 months. We anticipate that we are likely to need additional financing to execute our business model after that time or sooner if we need to respond to business contingencies. These contingencies may include the need to:

     - enhance our operating infrastructure;

     - respond to competitive pressures; and

     - acquire complementary businesses or necessary technologies.

     We do not know whether we will be able to raise additional financing or financing on terms favorable to us. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, develop our manufacturing operations and distribution network, or otherwise respond to competitive pressures would be significantly limited. In addition, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders will be reduced. These newly-issued securities may have rights, preferences and privileges senior to those of existing stockholders, including potentially stockholders who acquired shares in this offering.

WE FACE INTENSE COMPETITION FROM OTHER COMPANIES PRODUCING SOLAR POWER AND OTHER ENERGY GENERATION PRODUCTS. IF WE FAIL TO COMPETE EFFECTIVELY, WE MAY BE UNABLE TO INCREASE OUR MARKET SHARE AND SALES.

     The solar power market is intensely competitive and rapidly evolving. If our competitors establish a market position more prominent than ours and we fail to attract and retain customers and establish a successful distribution network for our solar power products, we may be unable to increase our sales and market share. A number of the largest companies in the world, including BP Solar, which is a division of BP Amoco, Siemens Solar Group, Kyocera Corporation and Sharp Corporation, as well as a number of other large and small companies, including AstroPower, Inc., have developed or are developing solar power products that compete with ours. Other existing and potential competitors in the solar power market include universities and research institutions. We also expect that future competition will include new entrants to the solar power market offering new technological solutions. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, including other crystalline silicon ribbon and sheet technologies, that they believe will ultimately have costs similar to or lower than our projected costs.

     Most of our competitors are substantially larger than we are, have longer operating histories and have substantially greater financial, technical, manufacturing and other resources than we do. Many also have greater name recognition, a more established distribution network and a larger installed base of customers. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets. As a result, our competitors may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changing customer requirements than we can.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY ADEQUATELY, WE COULD LOSE OUR COMPETITIVE ADVANTAGE IN THE SOLAR POWER MARKET.

     Our ability to compete effectively against competing solar power technologies will depend, in part, on our ability to protect our current and future proprietary technology, product designs and manufacturing processes through a combination of patent, copyright, trademark, trade secret and unfair competition laws. We may not be able to adequately protect our intellectual property and may need to defend our intellectual property against infringement claims, either of which could result in the loss of our competitive advantage in the solar power market and materially harm our business and profitability. We face the following risks in protecting our intellectual property, which are explained in greater detail in "Business -- Intellectual Property Rights" beginning on page 38:

     - we cannot be certain that our pending United States and foreign patent applications will result in issued patents or that the claims allowed are or will be sufficiently broad to protect our technology or processes;

     - our license, but not our right, to practice the String Ribbon technology terminates upon expiration of the underlying patents which begin to expire in 2003 and our historical operating experience with String Ribbon and our related patented and proprietary manufacturing processes may not adequately protect our competitive advantage after these patents have expired;

     - third parties may design around our patented technologies or seek to challenge or invalidate our patented technologies;

     - we may incur significant costs and diversion of management resources in prosecuting or defending patent infringement suits;

     - we may not be successful in prosecuting or defending patent infringement suits and, as a result, may need to seek to obtain a license of the third party's intellectual property rights; however, a license may not be available to us or may not be available to us on commercially reasonable terms; and

     - the contractual provisions we rely on to protect our trade secrets and proprietary information, such as our confidentiality and non-disclosure agreements with our employees, consultants and other third parties, may be breached and our trade secrets and proprietary information disclosed to the public.

EXISTING REGULATIONS AND CHANGES RESULTING FROM ELECTRIC UTILITY DEREGULATION MAY PRESENT TECHNICAL, REGULATORY AND ECONOMIC BARRIERS TO THE PURCHASE AND USE OF SOLAR POWER PRODUCTS, WHICH MAY SIGNIFICANTLY REDUCE DEMAND FOR OUR PRODUCTS.

     The market for electricity generation products is heavily influenced by federal, state and local government regulations and policies concerning the electric utility industry, as well as internal policies and regulations promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies which could result in a significant reduction in the potential demand for our solar power products.

     We anticipate that our solar power products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us, our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar power products.

THE REDUCTION OR ELIMINATION OF GOVERNMENT SUBSIDIES AND ECONOMIC INCENTIVES FOR ON-GRID APPLICATIONS COULD CAUSE OUR SALES TO DECLINE.

     We believe that the growth of some of our target markets, including the market for on-grid applications, depends in part on the availability and size of government subsidies and economic incentives. Accordingly, the reduction or elimination of government subsidies and economic incentives may adversely affect the growth of these markets, which could cause our sales to decline. Today, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid. As a result, federal, state and local governmental bodies in many countries, most notably the United States, Japan and Germany, have provided subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government subsidies and economic incentives could be reduced or eliminated altogether.

THE LACK OR INACCESSIBILITY OF FINANCING FOR OFF-GRID SOLAR POWER APPLICATIONS COULD CAUSE OUR SALES TO DECLINE.

     One of our key markets is off-grid solar power applications to developing countries. In some developing countries, government agencies and the private sector have provided from time to time subsidies or financing on preferred terms for rural electrification programs. We believe that the availability of financing could have a significant effect on the level of sales of off-grid solar power applications, particularly in developing countries where users may not have sufficient resources or credit to otherwise acquire solar power systems. If existing financing programs for off-grid solar power applications are eliminated or if financing is inaccessible, the growth of the market for off-grid applications may be adversely affected, which could cause our sales to decline.

OUR RELIANCE ON GOVERNMENT CONTRACTS TO PARTIALLY FUND OUR RESEARCH AND DEVELOPMENT PROGRAMS COULD IMPAIR OUR ABILITY TO COMMERCIALIZE OUR SOLAR POWER TECHNOLOGIES AND WOULD INCREASE OUR RESEARCH AND DEVELOPMENT EXPENSES.


     We intend to continue our policy of selectively pursuing contract research, product development, and market development programs funded by various agencies of the United States, state and international governments to complement and enhance our own resources. The percentage of our total revenues derived from government-related contracts was approximately 90% in 1998, 92% in 1999 and 91% for the six months ended June 30, 2000. We currently have five active research contracts with total estimated revenues of approximately $7.8 million, $6.0 million of which has been authorized by the sponsoring agency and $4.7 million of which has been recorded as revenue as of June 30, 2000. The remaining $3.1 million of revenue will be recognized over the remaining life of these contracts which expire at various dates between September 30, 2000 and October 31, 2003. These government agencies may not continue their commitment to programs to which our development projects are applicable. Moreover, we may not be able to compete successfully to obtain funding through these or other programs. A reduction or discontinuance of these programs or of our participation in these programs would increase our research and development expenses, which could impair our ability to develop our solar power technologies.


     In addition, contracts involving government agencies may be terminated at the convenience of the agency. Other risks include potential disclosure of our confidential information to third parties and the exercise of "march-in" rights by the government. Our government-sponsored research contracts require that we provide regular written technical updates on a monthly, quarterly or annual basis, and, at the conclusion of the research contract, a final report on the results of our technical research. Because these reports are generally available to the public, some aspects of our sensitive confidential information may be obtained by third parties. March-in rights refer to the right of the United States government or government agency to require us to grant a license to the technology to a responsible applicant or, if we refuse, the government may grant the license itself. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the technology, or because action is necessary to alleviate health or safety needs, or to meet requirements of federal regulations, or to give United States industry preference. Funding from government contracts also may limit when and how we can deploy our technology developed under those contracts.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS CAN BE EXPENSIVE AND INADVERTENT NONCOMPLIANCE MAY RESULT IN ADVERSE PUBLICITY AND POTENTIALLY SIGNIFICANT MONETARY DAMAGES AND FINES.

     We are required to comply with all federal, state and local regulations regarding protection of the environment. If more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. We believe that we have all necessary permits to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we
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

may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines. In addition, under some federal and state statutes and regulations, a governmental agency may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for such release or otherwise at fault.

PRODUCT WARRANTY CLAIMS COULD REDUCE OUR PROFITABILITY.

     As is consistent with standard practice in our industry, the duration of our product warranties is lengthy relative to expected product life and has recently been increasing. Our current standard product warranty includes a one-year warranty period for defects in material and workmanship and a 20-year warranty period for declines in power performance. We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenues.

PRODUCT LIABILITY CLAIMS AGAINST US COULD RESULT IN ADVERSE PUBLICITY AND POTENTIALLY SIGNIFICANT MONETARY DAMAGES.

     Like other retailers, distributors and manufacturers of products that are used by consumers, we face an inherent risk of exposure to product liability claims in the event that the use of the solar power products we sell results in injury. Since our products are electricity producing devices, it is possible that consumers could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. In addition, since sales of our existing products have been modest and the products we are developing incorporate new technologies and use new installation methods, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we may not have adequate resources in the event of a successful claim against us. We have evaluated the potential risks we face and believe that we have appropriate levels of insurance for product liability claims. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. If our insurance protection is inadequate, the successful assertion of product liability claims against us could result in potentially significant monetary damages.

                        RISKS RELATING TO THIS OFFERING

WE WILL HAVE BROAD DISCRETION AS TO THE USE OF THE NET PROCEEDS FROM THIS OFFERING.

     Our board of directors and our management will have broad discretion over the use of the net proceeds of this offering. You will be relying on the judgment of our board of directors and our management with only limited information about our specific intentions regarding the use of proceeds. The proceeds, once invested or expended, may not yield a favorable return or increase our profitability.

OUR EXISTING STOCKHOLDERS WILL CONTROL 73% OF OUR COMMON STOCK AFTER THIS OFFERING AND WILL BE ABLE TO SIGNIFICANTLY INFLUENCE CORPORATE ACTIONS.

     Upon the completion of this offering, our existing stockholders will control approximately 73% of our outstanding common stock. As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors, the approval of charter and by-law amendments, and the approval of mergers or other business combination transactions.

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND YOU MAY NOT BE ABLE TO RESELL SHARES OF OUR COMMON STOCK FOR A PROFIT.

     Before this offering, there has been no public market for our common stock. Although our common stock will be quoted on the Nasdaq National Market, an active trading market for our shares may not develop or be sustained following this offering. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Purchasers in this offering may not be able to resell their shares at prices equal to or greater than the initial public offering price. The initial public offering price for the shares was determined through negotiations between us and the underwriters and may not be indicative of the market price for these shares following this offering.

THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE.

     The stock market has, from time to time, experienced extreme price and trading volume fluctuations, and the market prices of technology companies such as ours have been extremely volatile. Our operating performance will significantly affect the market price of our common stock. To the extent we are unable to compete effectively and gain market share or the other factors described in this section affect us, our stock price will likely decline. The market price of our common stock also may be adversely impacted by broad market and industry fluctuations regardless of our operating performance, including general economic and technology trends. In addition, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We may be involved in securities class action litigation in the future. This litigation often results in substantial costs and a diversion of management's attention and resources.

THE LARGE NUMBER OF SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD CAUSE OUR STOCK PRICE TO DECLINE.

     The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS IN OUR CHARTER AND BY-LAWS AND UNDER DELAWARE LAW THAT COULD DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY, EVEN IF THE ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Provisions of our certificate of incorporation, our by-laws and Delaware law could make it more difficult and expensive for a third party to pursue a tender offer, change in control transaction or takeover attempt which is opposed by our board of directors. Stockholders who wish to participate in these transactions may not have the opportunity to do so. We also have a staggered board of directors which makes it difficult for stockholders to change the composition of our board of directors in any one year. If a tender offer, change in control transaction, takeover attempt or change in our board of directors is prevented or delayed, the market price of our common stock could decline.

                           FORWARD-LOOKING STATEMENTS

     We have made some statements in this prospectus, including some under "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and elsewhere which constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "could", "expects", "intends", "plans", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS

     We estimate the net proceeds we will receive from the sale of 3,000,000 shares of our common stock in this offering at an assumed initial public offering price of $14.00 will be approximately $38 million, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $43.9 million.

     We anticipate using at least $15 million of the net proceeds of this offering to expand our manufacturing operations and distribution network and at least $3 million to finance research and development activities. We intend to use the remaining net proceeds to fund our operations and for general corporate purposes, including enhancing our infrastructure, increasing our sales and marketing activities, and for working capital.

     We believe opportunities may exist from time to time to expand our current business through strategic alliances or acquisitions. We may use a portion of the net proceeds for these purposes. We are not currently a party to any contracts, letters of intent, commitments or agreements with respect to any strategic alliances or acquisitions.

     Notwithstanding the estimates set forth above, our management will have significant flexibility in applying the net proceeds of this offering. Moreover, the amounts and timing of our actual expenditures will depend on a number of factors, including the status of our manufacturing operations and distribution network expansion, the status of our infrastructure enhancement, the level of our sales and marketing activities, the amount of cash generated by or used in our operations, the status of our research and development activities and the activities of our competition. Pending the uses described above, we intend to invest the net proceeds in high-quality, short-term, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000:

     - on an actual basis;

     - on a pro forma basis after giving effect to the conversion of our redeemable convertible preferred stock outstanding into 7,248,240 shares of common stock upon the closing of this offering; and

     - on a pro forma as adjusted basis to reflect our sale of 3,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

     This table excludes 617,696 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2000, 636,027 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2000, and an additional 1,770,000 shares reserved for future stock option grants and purchases under our equity compensation plans which will be effective upon the closing of this offering.

     You should read this information together with our financial statements and the notes to those statements appearing elsewhere in this prospectus.

                                                                       JUNE 30, 2000
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term portion of notes payable and capital lease
  obligations.............................................  $     --    $     --      $     --
Redeemable convertible preferred stock:
     Series A -- 2,124,968 shares authorized, issued and
       outstanding actual; and no shares issued and
       outstanding pro forma and pro forma as adjusted....     3,131          --            --
     Series B -- 2,781,666 shares authorized, issued and
       outstanding actual; and no shares issued and
       outstanding pro forma and pro forma as adjusted....     5,650          --            --
     Series C -- 3,442,547 shares authorized, issued and
       outstanding actual; and no shares issued and
       outstanding pro forma and pro forma as adjusted....     8,089          --            --
     Series D -- 10,000,000 shares authorized; 7,343,323
       issued and outstanding actual; and no shares issued
       and outstanding pro forma and pro forma as
       adjusted...........................................    18,896          --            --
                                                            --------    --------      --------
     Total redeemable convertible preferred stock.........    35,766          --            --
                                                            --------    --------      --------
Stockholders' equity (deficit):
Preferred stock, $.01 par value, no shares authorized
  actual and pro forma; 1,000,000 shares authorized pro
  forma as adjusted; no shares issued and outstanding
  actual, pro forma and pro forma as adjusted.............        --          --            --
Common stock, $.01 par value, 28,000,000 shares authorized
  actual; 30,000,000 shares authorized pro forma and pro
  forma as adjusted; 809,465 shares issued and outstanding
  actual; 8,057,705 shares issued and outstanding pro
  forma; and 11,057,705 shares issued and outstanding pro
  forma as adjusted.......................................         8          81           111
Additional paid-in-capital................................     1,098      32,400        70,380
Accumulated deficit.......................................   (12,350)    (12,350)      (12,350)
Deferred compensation.....................................      (788)       (788)         (788)
Accretion of redeemable convertible preferred stock.......    (4,391)         --            --
                                                            --------    --------      --------
     Total stockholders' equity (deficit).................   (16,423)     19,343        57,353
                                                            --------    --------      --------
       Total capitalization...............................  $ 19,343    $ 19,343      $ 57,353
                                                            ========    ========      ========

                                    DILUTION

     Our pro forma net tangible book value as of June 30, 2000 was $19.3 million or $2.40 per share. Pro forma net tangible book value per share of common stock represents our total tangible assets less our total liabilities, divided by the aggregate number of shares of our common stock outstanding, including the effect of the conversion of our redeemable convertible preferred stock into common stock. After giving effect to the sale of the 3,000,000 shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2000 would have been $57.4 million or $5.19 per share. This represents an immediate increase in net tangible book value of $2.79 per share to existing stockholders and an immediate dilution of $8.81 per share to new investors. Dilution per share represents the difference between the amount per share paid by the new investors in this offering and the net tangible book value per share as of June 30, 2000, giving effect to this offering. The following table illustrates this per share dilution to new investors.

Assumed initial public offering price per share.............           $14.00
  Pro forma net tangible book value per share as of June 30,
     2000...................................................  $2.40
  Increase in net tangible book value per share attributable
     to this offering.......................................   2.79
                                                              -----
Net tangible book value per share after this offering.......             5.19
                                                                       ------
Dilution per share to new investors.........................           $ 8.81
                                                                       ======

     The following table summarizes, on a pro forma basis, as of June 30, 2000, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors purchasing shares in this offering at an assumed initial public offering price of $14.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                       SHARES PURCHASED        TOTAL CONSIDERATION
                                     ---------------------    ----------------------    AVERAGE PRICE
                                       NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                     ----------    -------    -----------    -------    -------------
Existing stockholders..............   8,057,705      72.9%    $31,562,000      42.9%       $ 3.92
New investors......................   3,000,000      27.1      42,000,000      57.1         14.00
                                     ----------     -----     -----------     -----
     Total.........................  11,057,705     100.0%    $73,562,000     100.0%
                                     ==========     =====     ===========     =====

     The discussion and the tables above assume no exercise of stock options or warrants outstanding as of June 30, 2000 and no issuance of shares reserved for future issuance under our equity plans. As of June 30, 2000, there were options outstanding to purchase 617,696 shares of our common stock at a weighted average exercise price of $1.42 per share and warrants outstanding to purchase 636,027 shares of our common stock at an exercise price of $4.33 per share. To the extent that any of these options are exercised, there will be further dilution to new investors. If all outstanding options and warrants had been exercised as of June 30, 2000, proforma net tangible book value per share after this offering would be $4.95 per share, and total dilution to new investors would be $9.05 per share.

     If the underwriters' overallotment option is exercised in full, the number of shares held by new investors will increase to 3,450,000, or 30% of the total number of shares of common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA

     You should read the data set forth below in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data presented below for the fiscal years ended December 31, 1997, 1998 and 1999, and the balance sheet data at December 31, 1998 and 1999, have been derived from our financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants, and which appear elsewhere in this prospectus. The statement of operations data presented below for the years ended December 31, 1995 and 1996, and the balance sheet data at December 31, 1995, 1996 and 1997 have been derived from our financial statements that have been audited by PricewaterhouseCoopers LLP and are not included in this prospectus. The financial data for the six month periods ended June 30, 1999 and 2000 and as of June 30, 2000 have been derived from our unaudited financial statements appearing elsewhere in this prospectus which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and that date. Our results for the six months ended June 30, 2000 are not necessarily indicative of our results for the year ending December 31, 2000, and our historical results are not necessarily indicative of our results for any future period.

     Shares used in computing unaudited pro forma basic and diluted net loss per share give effect to the conversion of all outstanding shares of our preferred stock into shares of common stock, as if the shares had converted immediately upon their issuance.

                                                                                                               SIX MONTHS
                                                                      YEAR ENDED DECEMBER 31,                ENDED JUNE 30,
                                                           ----------------------------------------------   -----------------
                                                            1995     1996      1997      1998      1999      1999      2000
                                                           ------   -------   -------   -------   -------   -------   -------
                                                                                                               (UNAUDITED)
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Product revenues.........................................  $   --   $    --   $   153   $   163   $   189   $    81   $    97
Research revenues........................................     141       587       556     1,395     2,113     1,070     1,008
                                                           ------   -------   -------   -------   -------   -------   -------
    Total revenues.......................................     141       587       709     1,558     2,302     1,151     1,105
Operating expenses:
  Cost of product revenues...............................      --        --     1,007       955       991       447       970
  Research and development expenses, including cost of
    research revenues....................................     534     1,346     2,051     2,373     3,085     1,334     1,682
  Selling, general and administrative expenses...........     273       555       809       917     1,303       581       733
  Stock-based compensation expense.......................      --        --        --        --        18        --       110
                                                           ------   -------   -------   -------   -------   -------   -------
    Total operating expenses.............................     807     1,901     3,867     4,245     5,397     2,362     3,495
                                                           ------   -------   -------   -------   -------   -------   -------
Operating income (loss)..................................    (666)   (1,314)   (3,158)   (2,687)   (3,095)   (1,211)   (2,390)
Net interest income......................................      31       120       102       165       163        98       515
                                                           ------   -------   -------   -------   -------   -------   -------
Net income (loss)........................................    (635)   (1,194)   (3,056)   (2,522)   (2,932)   (1,113)   (1,875)
Accretion of redeemable convertible preferred stock......     (91)     (415)     (537)     (953)   (1,231)     (610)   (1,256)
                                                           ------   -------   -------   -------   -------   -------   -------
Net income (loss) attributable to common stockholders....  $ (726)  $(1,609)  $(3,593)  $(3,475)  $(4,163)  $(1,723)  $(3,131)
                                                           ======   =======   =======   =======   =======   =======   =======
Net income (loss) per common share (basic and diluted)...  $(0.91)  $ (2.01)  $ (4.47)  $ (4.33)  $ (5.18)  $ (2.15)  $ (3.88)
Weighted average shares used in computing basic and
  diluted net income (loss) per common share.............     796       801       803       803       803       803       807

                                                                             DECEMBER 31,                        JUNE 30,
                                                            -----------------------------------------------   --------------
                                                             1995     1996      1997      1998       1999          2000
                                                            ------   -------   -------   -------   --------   --------------
                                                                                                               (UNAUDITED)
                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.........  $1,160   $ 3,837   $ 2,623   $ 4,805   $ 14,455      $ 16,143
Working capital...........................................   1,196     3,885       426     4,985     14,982        16,416
Total assets..............................................   1,432     4,441     3,755     5,893     16,318        19,522
Total long-term debt......................................      --        --        --        --         --            --
Total redeemable convertible preferred stock..............   2,216     6,712     7,250    15,014     29,293        35,766
Total stockholders' equity (deficit)......................    (844)   (2,361)   (5,955)   (9,357)   (13,502)      (16,423)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described under "Risk Factors" and elsewhere in this prospectus. You should read the following discussion in conjunction with our financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

     We develop, manufacture and market solar power products for the global marketplace. Solar cells are semiconductor devices, which convert sunlight into electricity and form the building block for all solar power products. To date, our product sales have been primarily solar panels which have been used to generate electricity for on-grid and off-grid applications. Off-grid applications have included the electrification of rural homes, lighting for small, rural schools and power supplies for water pumping. More recently, an increasing percentage of our products have been used by on-grid customers as a clean, renewable source of alternative or supplemental electricity.

     Product revenues. Product revenues consist of revenues from the sale of solar cells, panels and systems. These revenues have been limited by our current production capacity, and we are in the process of relocating our operations to a new facility to permit greater manufacturing capacity. We recognize product revenues upon shipment. Product revenues represented 8.8% of total revenues for the six months ended June 30, 2000 and 8.2% of total revenues for the year ended December 31, 1999.

     In December 1999, we entered into a five-year distribution and marketing agreement with Kawasaki Heavy Industries, Ltd. For the six months ended June 30, 2000, sales to Kawasaki accounted for approximately $70,000 of our total $97,000 of product revenues. We anticipate that international sales, particularly sales to Kawasaki, will continue to account for a substantial portion of our product revenues for the foreseeable future. Accordingly, we anticipate that our operating results for the foreseeable future will substantially depend upon the success of our relationship with Kawasaki. Currently, all of our operations are in the United States. In addition, all product revenues are denominated in United States dollars and foreign exchange rate fluctuations have not had an impact on the results of our operations.

     Research revenues. Research revenues consist of revenues from various state and federal government agencies to fund our ongoing research, development, testing and enhancement of our products and manufacturing technology. We have not in the past, nor is it our intention in the future, to pursue contracts that are not part of our ongoing research activities. We recognize research revenues using the percentage of completion method.

     Cost of product revenues. Cost of product revenues consists primarily of salaries and related personnel costs, materials expenses, depreciation expenses, maintenance, royalties on licensed technology and other support expenses associated with the manufacture of our solar power products. We expect to continue to experience costs in excess of revenues until we achieve higher production levels.

     Research and development expenses, including cost of research revenues. Research and development expenses, including cost of research revenues, consist primarily of salaries and related personnel costs, consulting expenses, and prototype costs related to the design, development, testing and enhancement of our new products and manufacturing technologies not yet in commercial production. We expense our research and development expenses as incurred. We believe that research and development is critical to our strategic objectives of enhancing our technology, reducing manufacturing costs and meeting the changing requirements of our customers. As a result, we expect that our total research and development expenses will increase in the future.

     Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of salaries and related personnel costs, professional fees, rent, insurance and other sales expenses.

We expect that selling expenses will increase substantially in absolute dollars as we increase our sales efforts, hire additional sales personnel and initiate additional marketing programs. We expect that selling, general and administrative expenses will increase as we add personnel and incur additional costs related to the growth of our business and our operations as a public company.

     Stock-based compensation expense. We had recorded total cumulative deferred compensation of approximately $917,000 as of June 30, 2000 and expect to record additional deferred compensation of $354,000 in the quarter ended September 30, 2000, representing the difference between fair market value of the common stock on the option grant date and the exercise price. These amounts are presented as a reduction of stockholders' equity and will be amortized ratably over the vesting period of the options, which is generally four years. The amortization resulted in charges to operations of $18,000 for the year ended December 31, 1999 and $110,000 for the six months ended June 30, 2000. We expect to recognize stock-based compensation expenses for grants made through September 30, 2000 of approximately $295,000 for the years ended December 31, 2000, 2001, and 2002, $292,000 for the year ended December 31, 2003 and $76,000 for the year ended December 31, 2004.

     Net interest income. Net interest income consists primarily of interest earned on the holding of short-term United States government-backed securities, less any interest paid on our convertible debentures.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 2000 AND 1999

     Revenues. Our product revenues for the six months ended June 30, 2000 were $97,000, an increase of $16,000, or 20%, from $81,000 for the same period in 1999. Our increase in product revenues was due to capacity expansions at our pilot manufacturing facility in Waltham, Massachusetts and the increase of commercial sales to Kawasaki as a result of our distribution and marketing arrangement with them. Research revenues for the six months ended June 30, 2000 were $1.0 million, a decrease of $62,000, or 5.8%, from $1.1 million for the same period in 1999. The decline in research revenues reflects reduced expenditures on our research contracts, as we focused more resources on internal research programs.

     Cost of product revenues. Our cost of product revenues for the six months ended June 30, 2000 was $970,000, an increase of $523,000, or 117%, from $447,000 for the same period in 1999. Approximately half the increase was caused by increases in materials expense with the remainder of the increase evenly divided between increases in salary expense and consulting fees. These increases were associated with our expanded pilot operations and our preparation for expansion of our manufacturing operations. The increased salary expense included the addition of our Vice President, Manufacturing in June 1999.

     Research and development expenses, including cost of research revenues. Our research and development expenses, including cost of research revenues, for the six months ended June 30, 2000 were $1.7 million, an increase of $348,000, or 26%, from $1.3 million for the same period in 1999. The increase was due primarily to an increase in consulting fees associated with designing and developing new processes and equipment for manufacturing expansion, and to a lesser extent increases in salary and materials expenses.

     Selling, general and administrative expenses. Our selling, general and administrative expenses for the six months ended June 30, 2000 were $733,000, an increase of $152,000, or 26%, from $581,000 for the same period in 1999. Approximately half of the increase was due to increased salary expense, with the remainder nearly evenly divided between increases in professional fees and rent associated with our growth.

     Stock-based compensation expense. Our stock-based compensation expense for the six months ended June 30, 2000 was $110,000. We recorded no stock-based compensation expense for the same period in 1999. The expense in the six months ended June 30, 2000 was due to amortization arising from options granted in 2000.

     Net interest income. Our net interest income for the six months ended June 30, 2000 was $515,000, an increase of $417,000, or 426%, from $98,000 for the same period in 1999. The increase in interest income was due to higher average cash balances that resulted from the closing of the Series D preferred stock financing in December 1999 and January 2000.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1999 AND 1998

     Revenues. Our product revenues for the year ended December 31, 1999 were $189,000, an increase of $26,000, or 16%, from $163,000 for the year ended December 31, 1998. The increase in product revenues was due to capacity expansion at our pilot manufacturing facility. Research revenues for the year ended December 31, 1999 were $2.1 million, an increase of $718,000, or 51%, from $1.4 million for the year ended December 31, 1998. The increase in research revenues was primarily attributable to the increased revenues from a three-year research contract that began in the middle of 1998.

     Cost of product revenues. Our cost of product revenues for the year ended December 31, 1999 was $991,000, an increase of $36,000, or 3.8%, from $955,000 for the year ended December 31, 1998. The increase was due primarily to increased salary expense for the additional personnel associated with our increased pilot manufacturing operations, including the addition of our Vice President, Manufacturing in June 1999.

     Research and development expenses, including cost of research revenues. Our research and development expenses, including cost of research revenues, for the year ended December 31, 1999 were $3.1 million, an increase of $712,000, or 30%, from $2.4 million for the year ended December 31, 1998. Just under half the increase was due to increased consulting fees, while the remainder was nearly evenly divided between increases in salary expense and materials expense.

     Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended December 31, 1999 were $1.3 million, an increase of $386,000, or 42%, from $917,000 for the year ended December 31, 1998. The increase was primarily due to increased salary expense, professional fees and rent expense. Salary expense, which accounted for approximately 20% of the increase, increased because of higher salaries and the addition of new personnel. Consulting fees, which accounted for approximately 40% of the increase, increased because of growth in general administrative requirements and legal fees associated with marketing contract negotiations. The increase in rent expense, which accounted for approximately 20% of the increase, was due to a higher rental rate associated with a lease extension for our Waltham, Massachusetts facility.

     Stock-based compensation expense. Our stock-based compensation expense for the year ended December 31, 1999 was $18,000. We recorded no stock-based compensation expense for the year ended December 31, 1998. The expense in 1999 was due to amortization arising from options granted in 1999.

     Net interest income. Our net interest income for the year ended December 31, 1999 was $163,000, a decrease of $2,000, or 1.2%, from $165,000 for the year ended December 31, 1998. The slight decline in interest income was attributable to a decline in average cash balances in 1999, which was almost entirely offset by the elimination of interest expense resulting from the conversion of $2.2 million of convertible debentures into preferred stock in April 1998.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1998 AND 1997

     Revenues. Our product revenues for the year ended December 31, 1998 were $163,000, an increase of $10,000, or 6.5%, from $153,000 for the year ended December 31, 1997. The increase in product revenues was due to capacity expansion at our pilot manufacturing facility. Research revenues for the year ended December 31, 1998 were $1.4 million, an increase of $839,000, or 151%, from $556,000 for the year ended December 31, 1997. The increase in research revenues was primarily the result of increased work on new government contracts begun in late 1997 and in the middle of 1998.

     Cost of product revenues. Our cost of product revenues for the year ended December 31, 1998 was $955,000, a decrease of $52,000, or 5.2%, from $1.0 million for the year ended December 31, 1997. The decrease was due to reductions in raw materials expense as a result of manufacturing yield improvements that resulted in more efficient use of raw materials.

     Research and development expenses, including cost of research revenues. Our research and development expenses, including cost of research revenues, for the year ended December 31, 1998 were $2.4 million, an increase of $322,000, or 16%, from $2.1 million for the year ended December 31, 1997. The increase was due to near equal increases in salary expense, consulting fees and materials expense.

     Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended December 31, 1998 were $917,000, an increase of $108,000, or 13%, from $809,000 for the year ended December 31, 1997. The increase was due to higher professional fees associated with our growth.

     Net interest income. Our net interest income for the year ended December 31, 1998 was $165,000, an increase of $63,000, or 62%, from $102,000 for the year ended December 31, 1997. The increase was due to higher average cash balances which resulted from the closing of a private financing in April and May 1998, partially offset by interest paid on $2.2 million of convertible debentures issued in December 1997.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically financed our operations and met our capital expenditures requirements primarily through sales of our capital stock and to a lesser extent from funds from operations, including primarily research revenues. At June 30, 2000, we had working capital of $16.4 million, and cash, cash equivalents and short-term investments of $16.1 million.


     Net cash used in operating activities was $2.9 million for the year ended December 31, 1997, $2.4 million for the year ended December 31, 1998, $2.6 million for the year ended December 31, 1999, and $2.5 million for the six months ended June 30, 2000. The increase in net cash used in operating activities for the six months ended June 30, 2000 was primarily due to increases in our net loss and working capital associated with our capacity expansion. The net cash used in operating activities represents primarily net loss plus depreciation and changes in working capital.


     Net cash from investing activities was $2.5 million for the year ended December 31, 1997 and net cash used in investing activities was $4.1 million for the year ended December 31, 1998, $8.7 million for the year ended December 31, 1999 and $1.5 million for the six months ended June 30, 2000. This cash represents purchases, sales and maturities of United States government-backed obligations with contractual maturities less than one year and capital expenditures. Capital expenditures were $641,000 for the year ended December 31, 1997, $123,000 for the year ended December 31, 1998, $383,000 for the year ended December 31, 1999, and $1.8 million for the six months ended June 30, 2000. The increase in capital expenditures for the six months ended June 30, 2000 was for equipment needed for our new manufacturing facility. As of June 30, 2000, our outstanding commitments for capital expenditures were $1.4 million.

     Net cash provided by financing activities was $2.2 million for the year ended December 31, 1997, $4.6 million for the year ended December 31, 1998, $12.6 million for the year ended December 31, 1999, and $5.6 million for the six months ended June 30, 2000. The cash provided by financing activities in the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 2000 represents private placements of redeemable convertible preferred stock. In December 1997, we issued $2.2 million in convertible debentures bearing interest at 8% per annum and maturing in December 1998. The debentures converted into 1,142,547 shares of redeemable convertible preferred stock in April 1998.

     We believe our current cash, cash equivalents and short-term investments, combined with the net proceeds from this offering, will be sufficient to satisfy our projected operating and capital expenditures needs for at least the next 12 months. We anticipate using at least $15 million of the net proceeds of this offering to expand our manufacturing operations and distribution network. However, the amounts and timing of our actual expenditures will depend on a number of factors, including the status of our manufacturing operations and distribution network expansion, the status of our infrastructure enhancement, the level of our sales and marketing activities, the amount of cash generated by or used in our operations, the status of our research and development activities and the activities of our competition. We anticipate that we are likely to need additional financing to execute our business model after that time or sooner if we need to respond to business contingencies. These contingencies may include the need to enhance our operating infrastructure, respond to competitive pressures and acquire complementary businesses or necessary technologies.

INCOME TAXES

     As of June 30, 2000, we had federal net operating loss and tax credit carryforwards totaling approximately $12.1 million and $530,000 available to reduce future taxable income and tax liabilities and which expire at various dates between 2009 and 2015. In addition, as of June 30, 2000, we had state net operating loss and tax credit carryforwards totaling approximately $12.0 million and $460,000 available to reduce future taxable income and tax liabilities and which expire at various dates between 2000 and 2005. Under provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards and tax credit carryforwards which can be used in any future year. As required by Financial Accounting Statement No. 109, we have evaluated the positive and negative evidence bearing on the realizability of these assets and we have fully reserved the deferred tax asset.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition Financial Statements", which provides guidance related to revenue recognition based on interpretations and practices promulgated by the Commission. We have retroactively adopted the guidance of SAB 101 for all periods presented in our financial statements included in this prospectus and this adoption did not have a significant impact on our financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". The standard established accounting and reporting standards requiring the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and the measure of those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. Because we do not currently hold any derivative instruments and do not currently engage in hedging activities, we expect the adoption of SFAS No. 133 will not have a material impact on our financial position or operating results.

     In March 2000, FASB issued FASB Interpretation 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of Accounting Principles Board Opinion 25". FASB Interpretation 44 clarifies the application of Accounting Principles Board Opinion 25 and among other issues clarifies the definition of an employee for compensatory plan purposes, the accounting consequence of various modifications to the terms of previously fixed stock options or awards, and the accounting for an exchange of stock compensation awards in a business combination. FASB Interpretation 44 is effective July 1, 2000, but certain conclusions in FASB Interpretation 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. We do not expect the application of FASB Interpretation 44 to have a material impact on our financial position or results of operations.

MARKET RISK

     We do not use derivative financial instruments. We generally place our marketable security investments in high credit quality instruments, primarily United States government-backed obligations with contractual maturities of less than one year. We do not expect any material loss from our marketable security investments and therefore believe that our potential interest rate exposure is not material.

     All of our sales are denominated in United States dollars. Accordingly, we have not been materially exposed to fluctuations in currency exchange rates. As we expand our manufacturing operations and distribution network internationally, our exposure to fluctuations in currency exchange rates may increase, but we do not believe this increase will be material.

                                    BUSINESS

OVERVIEW

     We develop, manufacture and market solar power products that provide reliable and environmentally clean electric power throughout the world. Our solar power products are targeted at the estimated $1.5 billion global solar power market, which according to industry sources is projected to grow to approximately $27 billion by 2020. We believe our proprietary and patented solar power technologies, including our String Ribbon technology, will offer significant design, cost and manufacturing advantages over competing solar power technologies. We intend to become a leading producer of high-quality solar power products by reducing our manufacturing costs, expanding our manufacturing capacity, developing innovative solar power products and pursuing strategic relationships, such as our distribution and marketing relationship with Kawasaki Heavy Industries, Ltd. of Japan.

     We have spent three years on research and development and three years refining our solar power products and manufacturing processes in our pilot manufacturing facility. Although we have shipped commercial products since 1997, we are currently preparing to begin large-scale manufacturing of our solar power products in our new manufacturing facility by early 2001. We are continuing to refine, develop and commercialize a number of laboratory-demonstrated advancements in our solar power technologies, including wider and thinner crystalline silicon wafers, more efficient solar cells and improved solar panel designs. To date, we have shipped over 3,400 solar panels for residential, commercial and industrial applications in the United States and internationally. We are expanding our manufacturing capacity by relocating our operations to a 56,250 square foot facility that we expect will begin operation by early 2001. As we begin to increase production volumes, we intend to actively expand existing and seek new distribution and marketing arrangements.

HISTORICAL MILESTONES

     To date we have achieved the following major milestones along our product development and commercialization schedule:

-----------------------------------------------------------------------------
DATE                                 HISTORICAL MILESTONE
-----------------------------------------------------------------------------
October 1994     Evergreen Solar founded with four employees in a 2,500
                   square foot laboratory.
October 1995     First String Ribbon wafers produced.
April 1997       9,400 square foot pilot manufacturing facility operational.
October 1997     First commercial sale of solar panels produced using String
                   Ribbon technology.
April 1998       First order placed by Kawasaki.
June 1999        Total sales of solar panels of 2,500 units and 100 kilowatts achieved.
December 1999    Kawasaki investment of $5 million and execution of a
                   strategic distribution and marketing agreement.
March 2000       56,250 square foot manufacturing facility and headquarters leased.
August 2000      Renovation of our manufacturing facility and headquarters
                   begun.

INDUSTRY BACKGROUND

  The Electric Power Industry

     The electric power industry is one of the largest industries in the world and is growing. Growth in the electric power industry is being driven by the increasing reliance on electricity-dependent advanced technologies and the expansion of market opportunities for new entrants, spurred by the capacity constraints of the current electric power grid, and the deregulation and privatization of the electric power industry worldwide. In addition, many developing nations are in need of additional sources of electricity. According to the World Bank, nearly two billion people in the world, or approximately 35% of the global population, do not have access to modern forms of energy such as electric power.

     We believe one of the most promising areas for growth in the electric power industry is the market for distributed generation. The global market for distributed generation is expected to be driven by the following trends:

     Capacity Constraints. We believe that expansion of the existing electricity infrastructure may not reliably meet growth in the demand for electricity. According to industry sources, capacity reserve margins, which represent the amount of excess generation capacity available during peak usage periods, have decreased in the United States from 33% in 1982 to 14% in the summer of 1999. Increasing the existing and aging infrastructure to meet capacity constraints will be capital intensive, time consuming and may be restricted by environmental concerns.

     Improved Reliability and High-Quality Power. In addition to capacity constraints, businesses and individuals are increasingly subjected to power outages or short interruptions caused by weather, equipment failures or accidents, which can be particularly disruptive to computers and other sensitive equipment. According to the Electric Power Research Institute, an electric utility sponsored research collaborative, the cost of power disruptions in the United States is approximately $50 billion per year. Devices such as uninterruptible power supply systems can provide some protection, but we expect distributed generation's penetration of the electric power market to accelerate as performance improves and costs decline.

     Technological Advancement. We believe advances in technology, design and manufacturing processes will continue to reduce the cost and increase the benefits of distributed generation, which should ultimately make distributed generation attractive to a broader market of consumers.

     Reduced Barriers to Entry. Over the past several years, the United States and many foreign countries have begun to implement regulatory changes in the electric power industry designed to encourage greater competition and reduce barriers to entry. We believe that these regulatory changes will promote greater consumer choice and facilitate increased use of distributed generation technologies such as solar power. Already in some states, consumers can choose among competing electric generation technologies and providers much as they now choose among providers of their long-distance and wireless telephone services. Electricity providers will increasingly seek to differentiate their product offerings on the basis of cost, reliability and power generation source.

     New Environmental Initiatives. Several countries, including Japan, Germany and the United States, have introduced economic incentives geared towards the commercialization and expansion of clean, renewable energy sources. We believe continuing public and governmental concern regarding environmental issues such as global warming and air pollution will encourage additional legislative initiatives in support of renewable energy sources.

  The Solar Power Market

     The solar power market has experienced significant growth over the past 20 years and industry sources project that this growth will continue through at least the year 2020. On-grid applications have been a growing share of world solar power markets. The following graph reflects the growth and market share of on-grid and off-grid solar power market shipments from 1990 through 1999. [CHART]

                                                                          Off-grid                           On-grid
1990                                                                         46.00                             48.00
1991                                                                         49.70                             52.30
1992                                                                         53.40                             56.70
1993                                                                         57.00                             61.00
1994                                                                         64.30                             69.44
1995                                                                         71.30                             77.60
1996                                                                         80.00                             89.00
1997                                                                         98.00                            127.00
1998                                                                        116.00                            154.00
1999                                                                        139.00                            201.00

                   Source: PV Energy Systems

     Japan, the United States, Germany, and India together have markets which account for over 51% of total solar panel installations worldwide, according to PV Energy Systems. The following graph reflects total solar panel shipments during 1998 by region as a percentage of total solar panel shipments worldwide during the same period.

                1998 SOLAR POWER SHIPMENTS BY GEOGRAPHIC REGION
              [PIE CHART]

Japan                                                                            26.00
Europe                                                                           15.00
India                                                                             8.00
U.S.                                                                             11.00
Other                                                                            40.00

              Source: PV Energy Systems

SOLAR POWER APPLICATIONS AND BENEFITS

     Unlike many other distributed generation technologies that have been under development but not in widespread commercial use, solar power technology has had a growing worldwide market for approximately 20 years in the following applications:

     - On-grid. On-grid applications provide supplemental electricity to customers that are served by an electric utility grid but choose to generate a portion of their electricity needs on-site. On-grid applications have been the fastest growing part of the solar power market, largely driven by the worldwide trend toward deregulation and privatization of the electric power industry as well as government initiatives, including incentive programs to subsidize and promote solar power systems in several countries including Japan, Germany and the United States. On-grid applications include residential and commercial rooftops and building facades, for both new construction and existing structures.

     - Off-grid. Off-grid applications serve markets where access to conventional electric power is not economical or physically feasible. Solar power products can provide a low cost, reliable alternative for powering highway call boxes, microwave stations, portable highway road signs, remote street or billboard lights, vacation homes, rural homes in developed and developing countries, water pumps and battery chargers for sailboats and recreational vehicles. Of these applications, we believe the rural electrification market has significant potential for growth.

     Solar power has emerged as one of the primary distributed generation technologies seeking to capitalize on the opportunities resulting from trends affecting the electric power industry. Relative to other distributed generation technologies, solar power benefits include:

     - Modular and scaleable. From tiny solar cells powering a hand-held calculator to an array of roof panels powering an entire home to acres of panels on a commercial building roof or field, solar power products can be deployed in many sizes and configurations and can be installed almost anywhere in the world.

     - Reliable. With no moving parts and no fuel supply required, solar power systems reliably power some of the world's most sensitive applications, from space satellites to microwave stations in the mountains and other remote, harsh environments. Solar panels typically carry warranties of 20 years or more.

     - Dual use. Solar panels are expected to increasingly serve as both a power generator and the skin of the building. Like architectural glass, solar panels can be installed on the roofs or facades of residential and commercial buildings.

     - Environmentally cleaner. Solar power systems produce no air or water emissions.

THE SOLAR POWER CHALLENGE

     Although solar power can provide a low cost alternative for off-grid applications, we believe the principal challenge to widespread adoption of solar power is reducing manufacturing costs without impairing product reliability. We believe the following advancements in solar power technology are necessary to meet this challenge:

     - Efficient material use. Reduce raw materials waste, particularly the waste associated with slicing silicon by conventional crystalline silicon technology.

     - Simplified and continuous processing. Reduce reliance on expensive, multi-step manufacturing processes.

     - Reduced manufacturing capital costs. Decrease the costs and risks associated with new plant investments as a result of lower capital costs per unit of production and smaller plant capacity.

     - Improved product design and performance. Increase product conversion efficiency, longevity and ease of use. Conversion efficiency refers to the fraction of the sun's energy converted to electricity.

     We further believe the two principal solar power technologies, crystalline silicon and thin films, have not adequately addressed this challenge:

     Crystalline Silicon. Crystalline silicon technology was the earliest practiced solar power technology and remains the foundation for most solar power applications. Conventional crystalline silicon technology involves slicing thin wafers from solid crystalline silicon blocks. Crystalline silicon products are known for their reliability, performance and longevity; however, factors such as high materials waste from slicing, complicated processing procedures and high capital costs have limited the ability of conventional crystalline silicon manufacturers to reduce manufacturing costs.

     Thin Films. While most major solar power manufacturers currently rely on crystalline silicon technology for their solar cell production, they are also developing alternative thin film technologies to achieve lower manufacturing costs. Thin film technology involves depositing several thin layers of silicon or more complex materials on a substrate to make a solar cell. Although thin film techniques generally use material more efficiently than conventional crystalline silicon, we believe higher capital costs, lower manufacturing yields, lower conversion efficiency and reduced product performance and reliability have resulted in and will continue to result in limited commercial acceptance. According to PV Energy Systems, 65% of solar power researchers worldwide working in crystalline silicon and thin films are working on thin film technology, while according to Strategies Unlimited, the market share of thin films has declined from approximately 26% in 1990 to approximately 11% in 1999.

OUR TECHNOLOGY SOLUTION

     We believe our technologies and processes are unique among our competitors and combine the favorable characteristics of crystalline silicon and thin film technologies. Our proprietary and patented crystalline silicon manufacturing technologies and processes are designed to reduce manufacturing costs while improving product performance without impairing product reliability. Our innovative technologies include:

     String Ribbon Wafer Manufacturing. Our String Ribbon technology for the growth of solar wafers has the following significant advantages:

     - Efficient materials use. Unlike conventional crystalline silicon wafer technology, in which solid blocks of silicon are sliced into thin wafers at significant expense and silicon waste, our technology grows a continuous, flat ribbon to the desired thickness. Since our technology does not involve slicing solid blocks, we currently use about half as much silicon as conventional crystalline silicon techniques and we believe we can reduce this amount to about one-fifth over the next few years.

     - Continuous processing. Our technology permits the continuous growth of crystalline silicon ribbon, which leads to high automation, efficient equipment use and improved productivity.

     The graphic below depicts the growth of String Ribbon from molten silicon. As shown below, in the String Ribbon technique, strings are pulled vertically through a shallow pool of molten silicon, and the silicon solidifies between the strings to form a continuous ribbon of crystalline silicon. Once the ribbon has reached the desired length, it is cut and prepared for cell fabrication. The use of strings to aid in the growth of a silicon ribbon is what distinguishes our proprietary and patented String Ribbon technology from other advanced crystalline silicon wafer technologies that do not involve slicing.

                      STRING RIBBON CRYSTAL GROWTH PROCESS

                                   [GRAPHIC]

     Innovative Solar Cell Fabrication. We believe our innovative solar cell fabrication techniques will enable us to reduce our manufacturing costs, improve product appearance and increase design flexibility. Our solar cell fabrication techniques include:

     - "Wrap-around" solar cells. We have patented and are currently developing a process for manufacturing "wrap-around" solar cells in which the front metal conductors literally "wrap-around" to the back of the solar cell. As a result, instead of the conventional practice of electrically wiring the front of the solar cell to the back of the adjacent cell, our wrap-around solar cell will allow all of the electrical wiring to be accomplished on the back of the solar cell. We believe our wrap-around solar cell will enable us to reduce manufacturing costs, increase manufacturing output and produce more attractive solar panels in a wider range of sizes.

     - Simplified processing. We have developed an innovative approach of using fewer, simpler steps combined with simplified and continuous processing in much of our solar cell fabrication line. We believe this approach will lower manufacturing costs relative to conventional crystalline silicon processing which involves clean rooms and requires processing wafers in batches.

     Advanced Solar Panel Designs. We are currently developing innovative solar panels using improved designs and production processes. We believe our new technology will ultimately reduce costs, both in the factory and during shipping and installation, and improve solar panel appearance, performance, ease of use and longevity. In particular, we are developing a simplified and less expensive method for interconnecting solar cells, which we call monolithic integration, as well as better lamination materials and methods.

     - Monolithic integration. Monolithic solar panel integration is a simplified and less expensive method of electrically wiring solar cells using our "wrap-around" technology. This method allows solar cells to be electrically wired in a nearly continuous process without front-to-back electrical wiring. This is a novel approach in crystalline silicon manufacturing, where expensive front-to-back electrical wiring is standard practice.

     - Improved lamination materials and methods. We expect our lamination improvements to include the following:

        - Replacement of the two-inch-thick, expensive, aluminum-framed solar panels with quarter-inch-thick, polymer-based frameless solar panels that we expect will permit as much as ten-times greater packing density during shipping and use of less-expensive mounting approaches.

        - Replacement of the junction box, which is the conventional box on the back of a solar panel through which electrical wiring connections are made, with a thin wire on the edge of one panel to simplify field wiring.

        - Creation of an improved encapsulant, used to seal the solar panel, which we expect will extend solar panel life.

        - Replacement of the conventional lamination process, which requires processing in batches in a vacuum, with a continuous process which permits lamination in air.

     The following chart lists our current manufacturing technology and our technology that is under development and which we expect will be commercially available within the next five years:

 ------------------------------------------------------------------------------------------------
                                                   TECHNOLOGY UNDER           TECHNOLOGY UNDER
                                                     DEVELOPMENT:               DEVELOPMENT:
                                                INDUSTRIAL APPLICATION     INDUSTRIAL APPLICATION
 PROCESS STEP          CURRENT TECHNOLOGY       EXPECTED BY 2001-2002      EXPECTED BY 2003-2005
 ------------------------------------------------------------------------------------------------
 String Ribbon      - 5.6 cm wide              - 8 cm wide                - 10 cm wide
 Wafer Processing   - 250 microns thick                                   - 100 microns thick

 ------------------------------------------------------------------------------------------------
 Solar Cell         - Streamlined, nearly      - Wrap-around technique    - Improved conversion
 Fabrication          continuous processing                                 efficiency

 ------------------------------------------------------------------------------------------------
 Solar Panel        - Aluminum framed          - Monolithic integration   - Continuous lamination
 Manufacturing        two inch thick panel     - Frameless quarter inch
                    - Conventional               thick panel
                      encapsulant              - Improved encapsulant
                    - Conventional wiring      - Streamlined wiring
                      through a junction
                      box
 ------------------------------------------------------------------------------------------------

OUR STRATEGY

     Our principal objective is to become a leading producer of high-quality solar power products for a wide variety of on-grid and off-grid rural electrification solar power applications. We plan to achieve this objective by aggressively pursuing the following strategies:

     Expand Manufacturing Capacity. By early 2001, we expect to relocate our manufacturing operations from our pilot production line to our new 56,250 square foot facility, which will include approximately 35,000 square feet of manufacturing space and will enable us to support at least seven megawatts of annual production capacity using our advanced manufacturing process technologies, representing a 50-fold increase from our current capacity. According to industry sources, in 1998, worldwide shipments of solar panels totaled more than 150 megawatts. We intend to further expand our manufacturing capacity by establishing manufacturing operations in both United States and international markets.

     Reduce Manufacturing Costs. We believe that the advantages of our proprietary and patented technologies in the areas of String Ribbon wafer manufacturing, innovative solar cell fabrication and advanced solar panel designs will enable us to reduce our manufacturing costs while producing solar power products with high reliability, high conversion efficiency, improved product longevity and greater flexibility of use.

     Develop Innovative Solar Power Products. We intend to build upon our technological advantages in solar power product design and performance to continue improving and developing our solar power products. The solar power products we are currently developing are being designed to be thinner, longer lasting, more attractive and easier to deliver and install. We intend to primarily target these products for on-grid applications, such as building-integrated roof tiles, and off-grid applications such as rural electrification.

     Pursue Strategic Relationships. We intend to continue to pursue strategic relationships to capitalize on the marketing, manufacturing and distribution capabilities of larger companies and to explore opportunities for additional solar power product development. In December 1999, we entered into a distribution and marketing agreement with Kawasaki under which Kawasaki has exclusive distribution rights for our solar power products in Japan and is required to promote our solar power products. We believe that strategic relationships such as our relationship with Kawasaki will enable us to more easily and cost-effectively enter new geographic markets, attract new customers and develop innovative solar power products.

     Penetrate International Markets Through Local Manufacturing. We believe our manufacturing advantages will enable us to more easily and cost-effectively penetrate international markets by building local manufacturing facilities. While local manufacturing of solar power products is typically limited by factors such as high capital costs and reduced economies of scale, our String Ribbon technology offers greater modularity and achieves economies of scale at smaller capacities than conventional solar power technologies. Since these facilities can manufacture our full line of solar power products and can be appropriately scaled to grow as market opportunities dictate, we believe local manufacturing will also enable us to more readily capitalize on market opportunities. Further, we believe local manufacturing would assist us in enhancing brand recognition in local markets, avoiding import tariffs and accessing local private or public sector financing.

OUR PRODUCTS

     Solar power products in general are built-up through four stages of production:

     - Wafers. A crystalline silicon wafer is a flat piece of crystalline silicon, approximately palm-sized, that can be processed into a solar cell.

     - Cells. A solar cell is a device made from a wafer that converts sunlight into electricity by means of a process known as the photovoltaic effect. A typical solar cell produces from one to three watts of power and is approximately palm-sized.

     - Panels. A solar panel is an assembly of solar cells that have been electrically interconnected and laminated in a physically durable and weather-tight package. A typical solar panel can produce from 20 to 120 watts of power and range in size from two to 12 square feet. A 120 watt solar panel can power a standard 120 watt light bulb, or approximately 3% of the power requirements of a typical home in the United States. Our current solar panels range from 25 to 64 watts in power.

     - Systems. A solar system is an assembly of one or more solar panels that have been physically mounted and electrically interconnected, often with batteries and/or power electronics, to produce electricity.

     We sell primarily solar panels. We expect our solar panel technology to provide us with a number of competitive advantages and, ultimately, lower manufacturing costs. We believe that the frameless solar panel we are developing will provide a distinctive advantage in on-grid, building-integrated solar systems and off-grid rural electrification solar systems, as well as for other applications where international shipping, remote installation and/or thin solar panels are required. We expect our frameless solar panel will be thinner, lighter, easier to ship, easier to install, longer lasting and more attractive than those of our competitors. We are developing solar roofing tiles and other building-integrated solar power products that we believe will accelerate the acceptance and penetration of solar power products in the building industry.

     We further believe that our solar panels will be enhanced by our wrap-around solar cells. We expect our wrap-around cells, currently under development, to provide simplified interconnection procedures allowing greater range in solar panel design and a distinctive, attractive appearance for on-grid solar systems.

     Our current solar panels range from 25 to 64 watts, and we expect to introduce larger solar panels of approximately 100 watts in 2001. Our solar panels are certified to international standards for safety and quality. If our current development programs are successful, we expect to continue to increase the conversion efficiency and wattage of our solar panels as we expand manufacturing capacity and shift from 5.6 centimeter wide String Ribbon wafers to 8 centimeter wide String Ribbon wafers in 2001.

     In addition to solar panels, we sell integrated solar systems. We currently offer an EverSun AC Module and expect to offer several other integrated solar systems that can be standardized to eliminate custom system design and boost quality. An AC Module is a complete, pre-wired, pre-tested solar power system. The EverSun can be mounted on the ground, the roof of a house, a pole, or the side of a house. Because our EverSun is one of the smallest-wattage on-grid solar systems available in the United States, consumers wishing to generate a portion of their electricity with solar power can start with our smaller-wattage EverSun at a cost of approximately $1,000, relative to larger-scale, higher-wattage solar systems which can typically cost between $10,000 and $30,000. Because our EverSun is one of only a few solar power systems certified to the Underwriters Laboratory, or UL, safety standard for AC Modules in the United States, it simplifies customers obtaining building code approval relative to more complex systems of individually UL-listed components.

     The following chart lists our current solar power products and those products under development and which we expect will be commercially available within the next five years:

                                                 PRODUCTS UNDER              PRODUCTS UNDER
                                            DEVELOPMENT: COMMERCIAL     DEVELOPMENT: COMMERCIAL
                                            INTRODUCTION EXPECTED BY    INTRODUCTION EXPECTED BY
PRODUCT TYPE        CURRENT PRODUCTS               2001-2002                   2003-2005
------------------------------------------------------------------------------------------------
 Solar Panels     - 25 to 64 watt solar      - Larger solar panels       - Frameless roofing
                    panels                   of approximately 100          tiles and other
                                               watts                       building-integrated
                                                                           solar panels
                                             - Frameless quarter
                                               inch thick solar
                                               panel with no
                                               aluminum frame and
                                               streamlined wiring
------------------------------------------------------------------------------------------------
 Solar Systems    - EverSun: a small,        - Frameless solar panel     - Frameless solar panel
                    simple to install UL       kit for small solar         kit for large solar
                    certified AC Module        systems that reduces        systems that reduces
                                               shipping and                shipping and
                                               installation cost           installation cost

SALES AND MARKETING

  Market Focus

     We intend to primarily target the on-grid markets and the off-grid rural electrification market, where we believe growth prospects are the largest and where we expect our solar power technology will provide us the greatest competitive advantage. These markets are characterized as follows:

     - On-grid. The on-grid market is currently the fastest growing solar power market. Within the on-grid market, Japan has been the largest market for several years, but the German market is growing rapidly with the recent passage of an additional government subsidy program. We also expect the Netherlands, Switzerland and the United States to become large markets.

     - Off-grid rural electrification. Within the off-grid market, rural electrification has the largest potential but is the least penetrated market as evidenced by the two billion people in the world without conventional electricity. Marketing, financing, local infrastructure and support remain the principal challenges to greater expansion of this market.

     Through June 30, 2000, we have shipped over 3,400 solar panels. The approximate mix of sales by market during this period was as follows:

MARKET                                                        SALES MIX
------                                                        ---------
On-grid market..............................................     35%
Rural electrification market................................     47%
Other off-grid markets......................................     18%

  Competitive Advantage

     We expect to gain a competitive advantage in our target markets through product differentiation, strong marketing, distribution and manufacturing partners in local markets, and low manufacturing costs.

     In the on-grid market, our distinctive solar power products are expected to include the following:

     - building-integrated roofing tiles, both framed and frameless;

     - other building-integrated solar power products, such as facade tiles; and

     - our EverSun AC Module, a small, simplified, fully-integrated, modular solar system.

     We expect our building-integrated solar power products will include solar panels with wrap-around solar cells that will offer a distinctive, attractive appearance, which we believe is particularly important to architects and homebuilders.

     In the off-grid rural electrification market, we expect our frameless panels to have a competitive advantage because we believe that they will be:

     - easier and less expensive to ship due to their thinness and improved packing density;

     - lighter and easier to physically mount and electrically wire; and

     - able to be mounted using local mounting materials.

  Distribution, Marketing and Other Strategic Relationships

     We bring our solar power products to market using distributors, system integrators and other value-added resellers. Our resellers often add value through system design by incorporating our panels with batteries, associated electronics, structures and wiring systems. Most of our resellers have a geographic or applications focus.


     We expect to collaborate closely with a relatively small number of resellers. We entered into our first of these collaborations with Kawasaki in December 1999. Under the terms of our strategic distribution and marketing agreement, we have agreed to sell our solar power products in Japan exclusively through Kawasaki, and Kawasaki has agreed that we will be Kawasaki's exclusive supplier for the Japanese market of the types of solar power products we produce that do not require customization for Kawasaki's applications. For any of Kawasaki's applications that do require customization, we have one year to customize our products before Kawasaki may obtain products from another supplier. Our distribution arrangement with Kawasaki will automatically continue through December 2004. The exclusivity term will continue through December 2001, and may be extended beyond December 2001 upon the mutual agreement of the parties. In addition, as part of our sales and marketing collaboration, Kawasaki will dedicate personnel and funding to sales and marketing and development of our solar power products. We are also collaborating on technical training, and have agreed to explore the future possibility of joint manufacturing in Japan.

     We intend to selectively pursue additional strategic relationships with other companies worldwide for the joint marketing, distribution and manufacturing of our products. These resellers will range from large, multinational corporations to small, development-stage companies, each chosen for their particular market expertise. We believe that these relationships will enable us to leverage the marketing, manufacturing and distribution capabilities of larger companies, explore opportunities for additional product development, and more easily and cost-effectively enter new geographic markets, attract new customers and develop advanced solar power applications. We expect to target such relationships particularly in the European on-grid and international off-grid rural electrification markets.

     Since initiating our small production line in 1997, our solar power product sales have been limited by capacity constraints. As a result, we have focused on smaller resellers whose needs have not vastly exceeded our production levels. Sales to our ten largest resellers have accounted for more than 92% of our total product revenues since inception. No one reseller has accounted for more than 20% of total revenues over that period. As we seek to expand manufacturing capacity and sales volumes, we anticipate developing relationships with additional resellers.

     Through June 30, 2000, approximately 81% of our sales have been made to resellers in North America. In that same period, the approximate geographic breakdown of our total sales to end users, including those made by these resellers, was as follows:

REGION                                                      SALES MIX
------                                                      ---------
United States and Canada..................................     34%
Africa....................................................     27%
Latin America.............................................     20%
Japan.....................................................     17%
Europe....................................................      2%

     We expect that the two largest areas of geographic growth relative to our historical sales trends will be in Japan, due to our new relationship with Kawasaki, and in Europe, especially Germany, the Netherlands and Switzerland, where the on-grid market is growing faster than in other parts of the world due, in part, to government subsidies.

     In addition, we market our products through trade shows, on-going customer communications, promotional material, direct mail and advertising. Our staff provides limited customer service and applications engineering support to customers while also gathering information on current product performance and future product requirements. All solar power product sales are currently handled by a small internal sales force based at our facility in Waltham, Massachusetts.

MANUFACTURING

     Our principal manufacturing objective is to provide for large-scale manufacturing of our solar power products at low costs that will enable us to penetrate price-sensitive solar power markets. We currently manufacture our solar power products at our headquarters in Waltham, Massachusetts. Our current manufacturing facility includes a complete line of equipment to manufacture String Ribbon wafers, fabricate and test solar cells, laminate and test panels, and assemble and test systems.

     In March 2000, we signed a lease agreement for a 56,250 square foot facility in Marlborough, Massachusetts, which will include approximately 35,000 square feet of manufacturing space. We are scheduled to complete the renovation of this facility and to relocate all our operations there by early 2001. We have designed our new facility to support seven megawatts of capacity, or an increase in our production capacity of approximately 50 times, and believe it is ultimately capable of supporting up to 11 megawatts of capacity provided we make equipment upgrades and technological improvements.

     In addition to our current investment in our new Marlborough, Massachusetts facility for large-scale manufacturing in the United States, we intend to selectively pursue opportunities to establish local manufacturing arrangements on a worldwide basis. Because the market opportunity for solar power encompasses numerous applications in both developed and developing nations worldwide, we expect a significant portion of our sales to be made outside of the United States. Despite these opportunities, manufacturing of solar power products has remained largely concentrated in the United States, northern Europe and Japan due to factors such as high capital costs, reduced economies of scale and technical process complexities of establishing local manufacturing facilities.

     In spite of these barriers, we believe there are several advantages to local manufacturing, including enhanced brand recognition in local markets, avoidance of import tariffs and access to local private or public sector financing. We believe that our String Ribbon technology and our innovative manufacturing techniques offer greater modularity and lower per unit capital costs than other competing technologies, which we believe will enable us to establish fully integrated factories at a smaller scale that can better grow in concert with market demands. Consequently, we expect to pursue local manufacturing of our products in selected target markets. We also expect that our technologies will allow us to efficiently scale our production to take advantage of market opportunities as they arise.

RESEARCH AND DEVELOPMENT

     Because we believe continuously improving our technology is an important part of our overall strategy, we have maintained and intend to maintain a strong research and development effort. To this end, our Marlborough, Massachusetts facility will have approximately 6,000 square feet dedicated to research and development. The research and development portion of this facility will contain equipment to support the development, fabrication and evaluation of new solar power products and technologies.

     We have and will continue to selectively pursue contract research programs funded by various United States and other governmental agencies to help support the development of new proprietary technologies. We have five research contracts that expire on various dates through October 31, 2003. The estimated research revenues from these contracts from June 30, 2000 through their expiration in 2003, is approximately $3.1 million. These research contracts generally provide for development of advanced materials and methods for wafer, cell and panel manufacturing, product development and market development. In all cases, we retain all rights to any intellectual property and technological developments resulting from the government funding, with the exception of government "march-in" rights to practice the technology on its own behalf if we do not commercialize the technology. These contracts usually require the submission of technical progress reports, most of which can become publicly available. These contracts are generally cost shared between us and the funding agency with our share of the total contract cost ranging from approximately 30% to 70%. The contracts normally expire between six months and three years from their initiation. We had research revenues of $556,000 in 1997, $1.4 million in 1998, $2.1 million in 1999 and $1.0 million in the six months ended June 30, 2000, from several government-sponsored research contracts. We recorded research and development expenditures, including the cost of research revenue, of $2.1 million in 1997, $2.4 million in 1998, $3.1 million in 1999 and $1.7 million in the six months ended June 30, 2000. For each of the years ended December 31, 1997, 1998 and 1999, and the six months ended June 30, 2000, revenues received from each of the Commonwealth of Massachusetts, National Institute of Standards and Technology and the National Renewable Energy Laboratory accounted for over 10% of our total revenues.

INTELLECTUAL PROPERTY RIGHTS

  Patents

     We believe that our commercial success will significantly depend on our ability to protect our intellectual property rights underlying our proprietary technologies. We seek United States and international patent protection for major components of our technology platform, including our crystalline silicon wafers, solar cells and solar panels. We own or have licensed ten issued United States patents and one issued Israeli patent in the solar power field, which expire beginning in 2003 and ending in 2019. In addition, we have ten United States patent applications pending. We decide whether and in what foreign countries to file counterparts of our United States patent applications. We devote substantial resources to building a strong patent position, and we intend to continue to file additional United States and foreign patent applications to seek protection for technology we deem important to our commercial success.

     Crystalline Silicon Wafers. Our core String Ribbon technology was developed by Dr. Emanuel Sachs, a tenured Professor of Mechanical Engineering at the Massachusetts Institute of Technology. Dr. Sachs has been awarded three issued United States patents for the String Ribbon technology. An additional issued patent for a related technology, invented by two employees of the United States National Renewable Energy Laboratory, formerly the Solar Energy Research Institute, was assigned to Dr. Sachs in 1984.

     In September 1994, Dr. Sachs granted us an irrevocable, worldwide, royalty-bearing license to practice the String Ribbon technology and related patents under a license and consulting agreement. The patents underlying this agreement begin to expire in 2003. This agreement permits us to sublicense any of our license and other rights under the agreement. The license is exclusive worldwide, subject only to nonexclusive, nontransferable rights held by the United States Department of Energy to practice the String Ribbon technology on its own behalf. Our rights to the String Ribbon technology depend upon the survival of our license from Dr. Sachs. Although our license is by its terms irrevocable and terminates only upon expiration of the underlying patents, it is possible that Dr. Sachs could seek to terminate the license if we materially breach or default on our obligations to Dr. Sachs under the license, in particular our obligation to pay royalties to Dr. Sachs. The termination of our license from Dr. Sachs to the String Ribbon technology and our loss of the right to practice under the String Ribbon patents would substantially impair our business and prospects.

     We have been awarded one issued United States patent and have filed three patent applications on our own, internally-developed inventions related to String Ribbon, which are method inventions relating to automated, high-yield production techniques.

     Solar Cell Fabrication. We have been awarded one issued United States patent and have filed four additional United States patent applications relating to our solar cell processing technology. The issued United States patent relates to the method for forming wrap-around contacts on solar cells. The four pending patent applications relate to methods for processing solar cells.

     Solar Panels. We have been awarded four issued United States patents and have filed three additional United States patent applications relating to advanced solar panel designs. The four issued United States patents relate to solar cell modules with an improved backskin, solar cell modules with an interface mounting system, an encapsulant material for solar cell modules and a solar cell roof tile system. The three pending patent applications relate to new materials for encasing the panel which we believe will lower cost, extend panel life and enhance panel performance.

     Patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Furthermore, even if patents are licensed or issued to us, others may design around the patented technologies. In addition, we could incur substantial costs in litigation if we are required to initiate patent litigation to enforce our patent rights, and the outcome of any patent litigation is uncertain. Our patent positions may be impaired by the following:

     - our pending patent applications may not result in issued patents;

     - the claims of patents which are issued may not provide meaningful protection;

     - we may not develop additional proprietary technologies that are patentable;

     - patents licensed or issued to us may not provide a basis for commercially viable products or may not provide us with competitive advantages and may be challenged by third parties; or

     - patents of others may have an adverse effect on our ability to do business.

     Although we do not believe that our technologies infringe the rights of third parties, third parties could in the future assert infringement claims against us which may result in costly litigation or require us to obtain a license to third-party intellectual property rights. We may be unable to obtain required licenses or obtain these licenses on terms which are acceptable to us, either of which would substantially impair our business.

  Trade Secrets and Other Rights

     With respect to proprietary know-how that is not patentable and for processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. We believe that several elements of our solar power products and manufacturing processes involve proprietary know-how, technology or data which are not covered by patents or patent applications. We have taken security measures to protect proprietary know-how and technologies and confidential data, and continue to explore further methods of protection. While we require all employees, key consultants and other third parties to enter into confidentiality agreements with us, we cannot assure you that proprietary information will not be disclosed inappropriately, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, or that we can meaningfully protect our trade secrets. Any material leak of confidential information into the public domain or to third parties could result in the loss of a competitive advantage in the solar power market.

COMPETITION

     The market for solar power products is intensely competitive. There are over 20 companies in the world that produce solar power products, including a number of very large United States, Japanese and European companies. According to Strategies Unlimited, in 1999 the six largest sellers of solar power products produced approximately 71% of worldwide solar panel shipments. These companies include BP Solar, Kyocera Corporation, Siemens Solar Group, Sharp Corporation, AstroPower, Inc. and Photowatt International S.A. All six of these solar power product producers, as well as several others, derive all or a majority of their sales from conventional manufacturing technology that involves slicing solid blocks of crystalline silicon. In addition, most of these companies are developing advanced crystalline silicon or thin film technologies, including technologies such as advanced crystalline sheet and ribbon technologies and thin films of amorphous silicon, cadmium telluride and copper indium diselenide, and project future cost savings similar to or greater than ours. We believe several of our competitors are developing and are currently producing products based on crystalline silicon wafer technologies that, like String Ribbon, do not involve slicing silicon blocks.

     We believe our current solar power products have features similar to other crystalline silicon products, including those made using other crystalline silicon ribbon technologies. However, because our solar power products are made from crystalline silicon, we believe they may be more reliable than those made from thin film technologies which often use materials, such as amorphous silicon, which we believe may be less stable. In addition, we believe the polymer-framed solar panels we are developing will be thinner, lighter and easier to install than our competitors' panels, including those produced using other crystalline silicon ribbon technologies. However, because these panels will require different mounting techniques than our customers typically use, our customers will need to adopt these new mounting techniques and therefore may be reluctant to use our polymer-framed panels.

     Solar power has certain advantages and disadvantages when compared to other alternative energy sources. The advantages include the ability to deploy products in many sizes and configurations, to install products almost anywhere in the world, to provide reliable power for many applications, to serve as both a power generator and the skin of a building and to eliminate air, water and noise emissions. However, unlike most alternative energy generators which can produce power on demand, solar power cannot generate power when sunlight is not available. In addition, based on current technology, the upfront cost, including installation, of alternative energy generators is often lower than that of solar power products. However, we believe that the relative cost of power produced over the lifetime of solar products as compared with alternative energy generators often depends on the application. For example, solar power products may be more cost-effective over the long-term for remote applications that are not connected to the utility grid and that have smaller power requirements, while alternative power sources may be more cost effective for larger, grid-connected applications.

     Many of our competitors have substantially greater financial resources, research and development staff, manufacturing facilities, sales and marketing experience, distribution channels and human resources than we do. In order to compete effectively against these companies, we will need to demonstrate to potential customers and partners that our solar power products perform better, are more reliable or are less expensive than those of our competitors.

     In addition, we believe that the market for solar power specifically, and electric power in general, will be subject to rapid technological development. This rapid development may result in some of our solar power products becoming obsolete before we can recover development expenses. We also expect that future competition will come not only from existing competitors, but also from new entrants to the market with new technological solutions. We may be unable to compete successfully against present and future competitors and our failure to successfully compete could significantly reduce our market share, our revenues and our prospects for profitability.

ENVIRONMENTAL REGULATIONS

     We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. We are subject to a variety of federal, state and local governmental regulations related to the storage, use and disposal of hazardous materials. If we fail to comply with present or future environmental regulations, we could be subject to fines, suspension of production or a cessation of operations.

     We believe that we have all environmental permits necessary to conduct our business and expect to obtain all necessary environmental permits for our new facility. We believe that we have properly handled our hazardous materials and wastes and have not contributed to any contamination at any of our premises. We are not aware of any environmental investigation, proceeding or action by federal or state agencies involving our current facilities or our newly leased facilities where we will be relocating our operations. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to substantial financial liabilities, operational interruptions and adverse publicity, any of which could materially and adversely affect our business, results of operations and financial condition. In addition, under some federal and state statutes and regulations, a governmental agency may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for the release or otherwise was not at fault.

EMPLOYEES

     As of June 30, 2000, we had 50 full-time employees, including 14 engaged in research and development and 32 engaged in manufacturing. Nine of our employees have advanced degrees, including three Ph.D.s. None of our employees are represented by any labor union nor are they organized under a collective bargaining agreement. We have never experienced a work stoppage and believe that our relations with our employees are good.

FACILITIES

     Our headquarters is currently located in a leased space in Waltham, Massachusetts, where we currently occupy approximately 9,400 square feet of administrative, laboratory and manufacturing space. Our lease expires on December 31, 2000.

     In March 2000, we entered into a 10-year lease for approximately 56,250 square feet of office, laboratory and manufacturing space in Marlborough, Massachusetts. We plan to relocate all of our operations to the Marlborough facility by early 2001, after the space has been built out to our manufacturing and other specifications.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The table and biographical summaries set forth below contain certain information with respect to our executive officers and directors as of June 30, 2000:

NAME                                   AGE                           POSITION
----                                   ---                           --------
Mark A. Farber.......................  47     Chief Executive Officer, President and Director
Richard G. Chleboski.................  34     Chief Financial Officer, Treasurer, Secretary and
                                              Director
Dr. Jack I. Hanoka...................  64     Chief Technical Officer
John J. McCaffrey, Jr................  48     Vice President, Manufacturing
Dr. Robert W. Shaw, Jr.(1)...........  58     Chairman of the Board of Directors
Dr. Gordon B. Baty(2)................  61     Director
William C. Osborn(1).................  55     Director
Dr. William P. Sommers(2)............  66     Director
Dr. Brown F. Williams(1).............  59     Director
Mason Willrich(2)....................  67     Director

------------
(1) Member of the compensation committee.

(2) Member of the audit committee.

     MARK A. FARBER has served as our President and as a director since August 1994 and was elected our first Chief Executive Officer in May 2000. From July 1988 until February 1994, Mr. Farber worked at Mobil Solar Energy Corporation, the solar power division of Mobil Corporation, where he was responsible for marketing, sales and corporate partnering activities. From June 1976 until June 1988, Mr. Farber was employed by Temple, Barker and Sloane, now Mercer Management Consulting, as a management consultant, where he advised electric utilities, equipment manufacturers and government agencies on economic, business and policy issues related to energy. Mr. Farber received a B.S. in Industrial Engineering and Operations Research from Cornell University and an M.S. in Management from the Sloan School of Management of the Massachusetts Institute of Technology.

     RICHARD G. CHLEBOSKI has served as our Chief Financial Officer and Treasurer since August 1994, our Secretary since May 2000 and was elected as a director in June 1995. From July 1987 until February 1994, Mr. Chleboski worked at Mobil Solar Energy Corporation where he was the Strategic Planner from March 1991 to February 1994 and a Process Engineer from 1987 to 1991. Mr. Chleboski received a B.S. in Electrical Engineering from the Massachusetts Institute of Technology and an M.B.A. from Boston College.

     DR. JACK I. HANOKA has served as our Chief Technical Officer since August 1994. From December 1978 until February 1994, Dr. Hanoka worked at Mobil Solar Energy Corporation where he was a Research Associate. Dr. Hanoka received a B.A. in Liberal Arts and a B.S. in Ceramic Engineering from Rutgers University and an M.S. in Ceramic Science and a Ph.D. in Solid State Physics from Pennsylvania State University.

     JOHN J. MCCAFFREY, JR. has served as our Vice President, Manufacturing since June 1999. From June 1979 until June 1999, Mr. McCaffrey worked for Polaroid Corporation where he worked in various capacities in manufacturing, equipment engineering and quality control, including factory start-ups and international operations. Mr. McCaffrey received a B.S. in Chemistry and General Engineering from The United States Naval Academy, Annapolis.

     DR. ROBERT W. SHAW, JR. has served as the chairman of our board of directors since October 1994. Since 1983, Dr. Shaw has served as President of Arete Corporation, a venture capital management firm with a focus on the energy technology sector, and has been General Partner of six venture capital funds. Prior to that time, Dr. Shaw was a Senior Vice President and director of Booz-Allen & Hamilton, an international management and technology consulting firm, where he founded the firm's energy division. Dr. Shaw received a B.E.P. degree and an M.S. in Electrical Engineering from Cornell University, an M.P.A. from American University, and a Ph.D. in Applied Physics from Stanford University.

     DR. GORDON B. BATY has served as a director since June 1995. Since 1982, Dr. Baty has been a Principal, a managerial role that entails reviewing investment candidates and participating in day-to-day operations management, of Zero Stage Capital, a venture capital firm, and a limited partner with several of its funds. Dr. Baty received a B.S., M.S. and Ph.D. in Finance from the Massachusetts Institute of Technology. Dr. Baty also serves on the board of directors of Mercury Computer Systems, Inc., a producer of digital signal and image processing computer systems.

     WILLIAM C. OSBORN has served as a director since September 1996. Since January 2000, Mr. Osborn has been a Manager and Principal, a managerial role that entails reviewing investment candidates and participating in day-to-day operations management, of Common Capital Management, LLC a venture capital fund. Since January 1999, Mr. Osborn has been a Special Member, an advisory role that entails reviewing investment candidates and providing insights into market trends and opportunities, at Venture Investment Management Company, LLC, a venture capital firm, where he was a Manager from 1996 through January 1999. Also since January 1999, Mr. Osborn has served as a consultant to Arete Corporation. From 1994 to 1996, he was a consultant and acting Chief Operating Officer of Environmental Health and Engineering, Inc., an environmental services firm specializing in indoor air quality. Mr. Osborn received an A.B. from Princeton University and a J.D. from The George Washington University Law School.

     DR. WILLIAM P. SOMMERS has served as a director since January 1999. Dr. Sommers retired in 1998. From 1994 to 1998, Dr. Sommers was President and Chief Executive Officer of SRI International, formerly Stanford Research Institute, a contract research and development organization. From 1963 to 1993, he was an Executive Vice President and director of Booz-Allen & Hamilton. Dr. Sommers serves on the board of directors of Litton Industries, Inc. and Scudder/Kemper Investments. Dr. Sommers received a B.S. and M.S. in Mechanical Engineering and a Ph.D. in Aeronautical Engineering from the University of Michigan, with highest honors.

     DR. BROWN F. WILLIAMS has served as a director since January 1999. Since July 1990, Dr. Williams has been Chairman of the Board of Directors of Princeton Video Image, Inc., a computer-generated, virtual advertising for television company. From 1966 to 1988, he worked at RCA Laboratories in various capacities, including as a Vice President, where his responsibilities included research in solar power technology. Dr. Williams received a B.A., M.A. and Ph.D. in Physics from the University of California, Riverside.

     MASON WILLRICH has served as a director since April 1998. From 1996 through December 1999, Mr. Willrich was a Principal, a managerial role that entails reviewing investment candidates and participating in day-to-day operations management, at Nth Power Technologies, Inc., a venture capital firm with a focus on the energy technology sector. In January 2000, he was made a Special Limited Partner, an advisory role that entails reviewing investment candidates and providing insights into market trends and opportunities. Since October 1998 Mr. Willrich has been a member of the Advisory Council of the National Renewable Energy Laboratory, formerly the Solar Energy Research Institute, and since 1994 he has been a member of the Advisory Council of the Electric Power Research Institute. From 1994 to 1996 he was chairman of the board of Energyworks LLC, a company which develops, owns and operates onsite industrial utility assets such as electric power and steam plants. From 1989 to 1994, Mr. Willrich was Chief Executive Officer of PG&E Enterprises, a subsidiary of Pacific Gas and Electric Company for unregulated business development. Mr. Willrich received a B.A. from Yale University and a J.D. from the University of California, Berkeley.

ELECTION OF DIRECTORS AND OFFICERS

     All of our current directors were elected to the board of directors pursuant to voting provisions contained in the Series D preferred stock purchase agreement among us and some of our stockholders and our certificate of incorporation. These voting provisions will terminate on the closing of this offering. Effective upon the closing of this offering, our board of directors will be divided into three classes, with the members of each class serving for staggered three-year terms. Messrs. Chleboski and Osborn and Dr. Baty will serve in the class whose term expires in 2001; Drs. Sommers and Williams and Mr. Willrich will serve in the class whose term expires in 2002; and Mr. Farber and Dr. Shaw will serve in the class whose term expires in 2003. Upon the expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders.

     Each of our executive officers is elected by the board of directors annually and holds office until his successor is elected and qualified or until his earlier resignation or removal.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has established a compensation committee and an audit committee. Our compensation committee consists of Messrs. Osborn, Shaw and Williams. The compensation committee reviews and evaluates the compensation and benefits of all of our officers, reviews general policy matters relating to compensation and benefits of our employees and makes recommendations concerning these matters to the board of directors. The compensation committee also administers our stock option and stock purchase plans.

     Our audit committee consists of Messrs. Baty, Sommers and Willrich. The audit committee reviews with our independent auditors the scope and timing of the auditors' services, the auditors' report on our financial statements following completion of our auditors' audit, and our internal accounting and financial control policies and procedures. In addition, the audit committee will make annual recommendations to the board of directors for the appointment of independent auditors for the following year.

DIRECTOR COMPENSATION

     Non-employee directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and any committees of the board of directors on which they serve. Prior to the offering, directors were eligible to participate in the 1994 Stock Option Plan and upon completion of the offering will be entitled to participate in the 2000 Stock Option and Incentive Plan. Pursuant to a policy approved by our board of directors in October 1998, each of our directors who is not an officer or affiliated with our stockholders, received an immediately exercisable option to purchase 923 shares of our common stock for each board of directors meeting that the director attended. Pursuant to this policy, Dr. Sommers has received options to purchase 10,153 shares of our common stock and Dr. Williams has received options to purchase 4,615 shares of our common stock, each as of June 30, 2000. On August 1, 2000, the board of directors voted to terminate this policy effective as of the closing of the offering and approved our 2000 Director Compensation Policy. Under the 2000 Director Compensation Policy, non-employee directors, including directors affiliated with our stockholders, are entitled to receive an immediately exercisable option to purchase 1,000 shares of our common stock for each board of directors meeting that the director attends. The per share exercise price of the automatic option grants will be equal to the fair market value of a share of our common stock on the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the first calendar quarter of 2000, our full board of directors reviewed salaries and incentive compensation for our employees for the fiscal year ended December 31, 1999. Messrs. Farber and Chleboski did not participate in any discussions regarding their respective compensation. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past. During the fiscal year ended December 31, 1999, Messrs. Farber, Shaw and Williams served as members of the compensation committee.

EXECUTIVE COMPENSATION

  Summary Compensation

     The following table sets forth the total compensation paid or accrued during the fiscal year ended December 31, 1999 for Mark A. Farber, our Chief Executive Officer and President, and each of our other executive officers whose combined salary and bonus exceeded $100,000 during 1999 for services rendered to us in all capacities. We may refer to these officers as our named executive officers in other parts of this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                      COMPENSATION
                                                                                         AWARDS
                                                         ANNUAL COMPENSATION      ---------------------
                                                       -----------------------    SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION(S)                         SALARY ($)    BONUS ($)         OPTIONS (#)
------------------------------                         ----------    ---------    ---------------------
Mark A. Farber.......................................   101,750       10,000             34,642
  Chief Executive Officer and President
Dr. Jack I. Hanoka...................................   106,838       10,000             34,642
  Chief Technical Officer

  Option Grants in Last Fiscal Year

     The following table sets forth information concerning the stock option grants made to each of the named executive officers in the fiscal year ended December 31, 1999. The exercise price per share of each option was equal to the fair market value of the common stock on the grant date as determined by our board of directors. We have never granted any stock appreciation rights. These options were granted under our 1994 Stock Option Plan. Stock options described below vest over four years, with 25% of the option shares granted vesting on each of the one-year, two-year, three-year and four-year anniversary of the grant date, and expire on the tenth anniversary of the date of grant, subject to earlier termination in certain situations related to resignation or termination of employment. The percentage of total options granted to employees in 1999 shown in the table below is based on options to purchase an aggregate of 265,100 shares of common stock granted during the year ended December 31, 1999. Potential realizable values are net of exercise prices and before taxes, and are based on an assumed initial public offering price of $14.00 per share and the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the option term. The potential realizable value is calculated based on the term of the option at its time of grant which is ten years. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock and the date on which the options are exercised.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                     INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                                    ---------------------------------------------------      VALUE AT ASSUMED
                                     NUMBER OF     PERCENT OF                              ANNUAL RATES OF STOCK
                                    SECURITIES    TOTAL OPTIONS                           PRICE APPRECIATION FOR
                                    UNDERLYING     GRANTED TO     EXERCISE                      OPTION TERM
                                      OPTIONS     EMPLOYEES IN     PRICE     EXPIRATION   -----------------------
NAME                                GRANTED (#)    FISCAL YEAR    ($/ SH)       DATE       5% ($)       10% ($)
----                                -----------   -------------   --------   ----------   ---------   -----------
Mark A. Farber....................    34,642          13.1%         0.87      7/26/09      759,856     1,227,795
Dr. Jack I. Hanoka................    34,642          13.1%         0.87      7/26/09      759,856     1,227,795

  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

     The following table sets forth information regarding exercisable and unexercisable stock options held as of December 31, 1999 by each of the named executive officers. The value of unexercised in-the-money options represents the total gain which would be realized if all in-the-money options held at December 31, 1999 were exercised, determined by multiplying the number of shares underlying the options by the difference between the assumed initial public offering price of $14.00 per share and the per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option. None of our named executive officers exercised stock options in the fiscal year ended December 31, 1999.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                      NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                                                         OPTIONS HELD AT           IN-THE-MONEY OPTIONS AT
                                                      DECEMBER 31, 1999 (#)         DECEMBER 31, 1999 ($)
                                                   ---------------------------   ---------------------------
NAME                                               EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                               -----------   -------------   -----------   -------------
Mark A. Farber...................................     6,618         47,114          87,732        618,887
Dr. Jack I. Hanoka...............................     7,658         47,460         101,845        623,582

STOCK PLANS

  1994 Stock Option Plan

     Our 1994 Stock Option Plan was adopted by the board of directors and approved by our stockholders in October 1994. As of June 30, 2000, options to purchase 617,696 shares of common stock were outstanding under the 1994 Stock Option Plan. The board of directors has provided that, effective upon the closing of the offering, no additional grants will be made under the 1994 Stock Option Plan. Under the 1994 Stock Option Plan, we are authorized to grant incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees and non-qualified stock options, awards of common stock and opportunities to make direct purchases of common stock to employees, officers, directors and consultants.

     The 1994 Stock Option Plan is currently administered by the board of directors. Subject to the provisions of the 1994 Stock Option Plan, the board of directors or its compensation committee has the authority to select the persons to whom stock options, awards and purchase rights are granted and to determine the terms of each stock option, award and purchase right.

     Options granted under the 1994 Stock Option Plan are exercisable within ten years of the original grant date. In general, stock options granted under the 1994 Stock Option Plan vest over four years, with 25% of the option shares vesting on each of the one-year, two-year, three-year and four-year anniversaries of the grant date. The board of directors or its compensation committee may specify a different vesting schedule for any particular grant.

     An incentive stock option is not transferable by the recipient except by will or by the laws of descent and distribution. Non-qualified stock options and other awards are transferable only to the extent provided in the agreement relating to the option or award. No stock option may be exercised more than three months following the date the recipient ceases to be a consultant or employee, and no stock option may be exercised following termination of employment for cause. The 1994 Stock Option Plan provides that the board of directors or its compensation committee has the right to accelerate the date that any installment of an option becomes exercisable.

  2000 Stock Option and Incentive Plan

     In August 2000, our board of directors and stockholders approved our 2000 Stock Option and Incentive Plan, to become effective on the closing of the offering. The aggregate number of shares of common stock which may be issued under the 2000 Stock Option and Incentive Plan is 1,650,000 shares. Under the 2000 Stock Option and Incentive Plan, we are authorized to grant incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees and non-qualified stock options, awards of common stock and opportunities to make direct purchases of common stock to our employees, officers, directors and consultants. The maximum number of shares that may be granted to any employee under the 2000 Stock Option and Incentive Plan shall not exceed 500,000 shares of common stock during any calendar year.

     The 2000 Stock Option and Incentive Plan is administered by the board of directors or its compensation committee. Subject to the provisions of the 2000 Stock Option and Incentive Plan, the board of directors or its compensation committee each has the authority to select the persons to whom awards are granted and determine the terms of each award, including the number of shares of common stock to be granted. Payment of the exercise price of an award may be made in cash, shares of common stock, a combination of cash and stock, promissory note or any other method approved by the board or its compensation committee. Unless otherwise permitted by us, awards are not assignable or transferable except by will or the laws of descent and distribution.

     The 2000 Stock Option Plan provides, subject to certain conditions, that upon an acquisition of Evergreen Solar, 25% of each unvested portion of any awards will accelerate and become exercisable, with the remaining 75% of each unvested portion to continue vesting throughout the term of the award. In addition, upon termination of employment by us without cause or by the employee for good reason within one year following a change in control, all unvested options will become immediately exercisable. Each of the board of directors or its compensation committee may, in its sole discretion, amend, modify or terminate any award granted or made under the 2000 Stock Option and Incentive Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. Each of the board of directors and its compensation committee may also, in its sole discretion, accelerate or extend the date or dates on which all or any particular option or options granted under the 2000 Stock Option and Incentive Plan may be exercised.


  2000 Employee Stock Purchase Plan

     In August 2000, our board of directors and stockholders approved our 2000 Employee Stock Purchase Plan, to become effective on the closing of the offering. The purchase plan provides for the issuance of a maximum of 120,000 shares of common stock. The purchase plan is administered by the board of directors or its compensation committee. Employees who are customarily employed for more than 20 hours per week and for more than five months in any calendar year and who have completed more than 90 days of employment on or before the first day of any six-month payment period are eligible to participate in the purchase plan. Employees who would own 5% or more of the total combined voting power or value of our stock immediately after the grant may not participate in the purchase plan. To participate in the purchase plan, an employee must authorize us to deduct an amount not less than 1% nor more than 10% of a participant's total cash compensation from his or her pay during six-month payment periods. The first payment period will commence on the first day of the first calendar month following effectiveness of the Form S-8 registration statement filed with the Securities and Exchange Commission covering the shares to be issued pursuant to the purchase plan and end on the next succeeding January 31 or July 31, whichever comes first, following at least six months after the commencement of the first payment period. Thereafter, the payment periods shall consist of the six-month periods commencing on February 1 and August 1 and ending July 31 and January 31 of each calendar year. In no case shall an employee be entitled to purchase more than 25 shares of common stock in any one payment period. The exercise price for the option granted in each payment period is 85% of the lesser of the average market price of the common stock on the first or last business day of the payment period, in either event rounded up to the nearest cent.

     If an employee is not eligible to participate on the last day of the payment period, such employee is not entitled to exercise his or her option, and the amount of his or her accumulated payroll deductions will be refunded. Options granted under the purchase plan may not be transferred or assigned. An employee's rights under the purchase plan terminate upon his or her voluntary withdrawal from the plan at any time or upon termination of his or her employment.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our third amended and restated certificate of incorporation provides that our directors and officers shall be indemnified to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of us. In addition, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. This provision does not affect the directors' responsibilities under Delaware law or any other laws, such as the federal securities laws. In addition, the board of directors has authorized us to enter into agreements to indemnify each of our directors and executive officers. These agreements require us to, among other things, indemnify each of our directors and executive officers for any and all expenses (including attorney fees), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by us, which approval may not be unreasonably withheld), in connection with any action, suit or proceeding arising out of the individual's status as a director or executive officer of Evergreen and to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which he or she may be entitled to indemnification by us. We intend to obtain insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to us regarding beneficial ownership of our common stock as of June 30, 2000, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus, by:

     - each person known by us to be the beneficial owner of more than 5% of our common stock;

     - each named executive officer;

     - each of our directors; and

     - all of our executive officers and directors as a group.

     Unless otherwise noted below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law and except as set forth in the footnotes to the table.

     The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission and assumes the underwriters do not exercise their over-allotment option. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised within 60 days after June 30, 2000. For purposes of calculating each person's or group's percentage ownership, stock options and warrants exercisable within 60 days after June 30, 2000 are included for that person or group but not the stock options and warrants of any other person or group.

     Percentage of shares beneficially owned before the offering is based on 8,057,705 outstanding shares of our common stock as of June 30, 2000, assuming the conversion of our outstanding convertible preferred stock, and includes shares issuable upon exercise of outstanding options and warrants held by the respective person or group which may be exercised within 60 days after June 30, 2000. Percentage of shares beneficially owned after the offering is based on 11,057,705 shares of our common stock outstanding as of June 30, 2000, assuming the conversion of all our outstanding convertible preferred stock and the
issuance of           shares of our common stock in this offering.

                                                                NUMBER OF SHARES
                                                                  BENEFICIALLY
                                                                 OWNED WHICH ARE
                                                                ISSUABLE UPON THE    PERCENTAGE OF SHARES
                                                                   EXERCISE OF        BENEFICIALLY OWNED
                                             NUMBER OF SHARES    OPTIONS WITHIN      --------------------
                                               BENEFICIALLY       60 DAYS FROM        BEFORE      AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER(1)           OWNED           JUNE 30, 2000      OFFERING    OFFERING
---------------------------------------      ----------------   -----------------    --------    --------
5% STOCKHOLDERS:
Arete Entities(2)..........................     2,154,616                --            26.3%       19.2%
  P.O. Box 1299
  Center Harbor, NH 03226
Kawasaki Heavy Industries, Ltd.............       923,787                --            11.5%        8.4%
  World Trade Center Building
  4-1 Hamamatsu-cho 2-chome
  Minato-ku
  Tokyo 105-6116
  Japan
Nth Power Technologies Fund I, L.P.(3).....     1,016,914                --            12.3%        9.0%
  100 Spear Street
  Suite 1450
  San Francisco, CA 94105

                                                                NUMBER OF SHARES
                                                                  BENEFICIALLY
                                                                 OWNED WHICH ARE
                                                                ISSUABLE UPON THE    PERCENTAGE OF SHARES
                                                                   EXERCISE OF        BENEFICIALLY OWNED
                                             NUMBER OF SHARES    OPTIONS WITHIN      --------------------
                                               BENEFICIALLY       60 DAYS FROM        BEFORE      AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER(1)           OWNED           JUNE 30, 2000      OFFERING    OFFERING
---------------------------------------      ----------------   -----------------    --------    --------
Swiss Reinsurance Company(4)...............       693,522                --             8.5%        6.2%
  Mythenquai 50/60
  CH 8022 Zurich
  Switzerland
Zero Stage Capital Entities(5).............     1,259,974                --            15.6%       11.4%
  101 Main Street
  Cambridge, MA 02142
EXECUTIVE OFFICERS AND DIRECTORS:
Mark A. Farber.............................       204,231            19,474             2.5%        1.8%
Richard G. Chleboski.......................       204,693            19,936             2.5%        1.8%
Dr. Jack I. Hanoka(6)......................       205,617            20,860             2.5%        1.9%
Dr. Gordon B. Baty(7)......................     1,259,974                --            15.6%       11.4%
William C. Osborn(8).......................       246,231                --             3.0%        2.2%
Dr. Robert W. Shaw, Jr.(9).................     2,154,616                --            26.3%       19.2%
Dr. William P. Sommers.....................        10,153            10,153            *           *
Dr. Brown F. Williams......................         4,615             4,615            *           *
Mason Willrich(10).........................     1,035,417                --            12.6%        9.2%
All executive officers and directors as a
  group (10 persons)(11)...................     5,337,094            86,585            62.6%       46.3%

------------
 * Represents beneficial ownership of less than one percent of outstanding common stock.

 (1) Unless otherwise indicated, the address of each person listed on the table is c/o Evergreen Solar, Inc., 211 Second Avenue, Waltham, Massachusetts 02451.

 (2) Includes 693,875 shares held by UVCC Fund II, 693,875 shares held by UVCC II Parallel Fund, L.P., 338,112 shares held by Micro-Generation Technology Fund, LLC, and 286,258 shares held by Utech Climate Challenge Fund, L.P. Also includes 20,893 shares issuable upon exercise of a warrant held by UVCC Fund II, 20,893 shares issuable upon exercise of a warrant held by UVCC II Parallel Fund, L.P., 79,817 shares issuable upon exercise of a warrant held by Micro-Generation Technology Fund, LLC, and 20,893 shares issuable upon exercise of a warrant held by Utech Climate Challenge Fund, L.P.

 (3) Includes 184,757 shares issuable upon exercise of a warrant held by Nth Power Technologies Fund I, L.P.

 (4) Includes 92,378 shares issuable upon exercise of a warrant held by Swiss Reinsurance Company.

 (5) Includes 760,094 shares owned by Zero Stage Capital V, L.P. and 461,893 shares held by Zero Stage Capital VI, L.P. Also includes 37,987 shares issuable upon exercise of a warrant held by Zero Stage Capital V, L.P.

 (6) Includes 46,189 shares held by Dr. Hanoka and 138,568 shares held by Hanoka Evergreen Limited Partnership.

 (7) Includes 760,094 shares held by Zero Stage Capital V, L.P. and 461,893 shares held by Zero Stage Capital VI, L.P. Also includes 37,987 shares issuable upon exercise of a warrant held by Zero Stage Capital V, L.P. Dr. Baty is a General Partner of Zero Stage Capital Associates V, L.P. which is the General Partner of Zero Stage Capital V, L.P. and is a member of Zero Stage Capital Associates VI, LLC which is the General Partner of Zero Stage Capital VI, L.P. Dr. Baty may be deemed to beneficially own all shares held by Zero Stage Capital V, L.P. and Zero Stage Capital VI, L.P. Dr. Baty disclaims beneficial ownership of these shares, other than shares in which he has a pecuniary interest.

 (8) Includes 187,066 shares held by VIMAC ES Limited Partnership and 42,261 shares held by VIMAC ES 2 Limited Partnership. Also includes 16,904 shares issuable upon exercise of a warrant held by VIMAC ES 2 Limited Partnership. Mr. Osborn is a Special Member at Venture Investment Management Company, LLC which is the General Partner of VIMAC ES Limited Partnership and the General Partner of VIMAC ES 2 Limited Partnership. Mr. Osborn may be deemed to beneficially own all shares held by VIMAC ES Limited Partnership and VIMAC ES 2 Limited Partnership. Mr. Osborn disclaims beneficial ownership of these shares, other than shares in which he has a pecuniary interest.

 (9) Includes 693,875 shares held by UVCC Fund II, 693,875 shares held by UVCC II Parallel Fund, L.P., 338,112 shares held by Micro-Generation Technology Fund, LLC, and 286,258 shares held by Utech Climate Challenge Fund, L.P. Also includes 20,893 shares issuable upon exercise of a warrant held by UVCC Fund II, 20,893 shares issuable upon exercise of a warrant held by UVCC II Parallel Fund, L.P., 79,817 shares issuable upon exercise of a warrant held by Micro-Generation Technology Fund, LLC, and 20,893 shares issuable upon exercise of a warrant held by Utech Climate Challenge Fund, L.P. Dr. Shaw is a General Partner
of Arete Venture Investors II, L.P. which is the General Partner of UVCC Fund II, a General Partner of Arete Ventures III, L.P. which is the General Partner of UVCC II Parallel Fund, L.P., the President of Arete Corporation which is the Manager of Micro-Generation Technology Fund, LLC, and the Managing Member of
    Arete Climate Challenge Partners, LLC which is the General Partner of Utech Climate Challenge Fund, L.P. Dr. Shaw may be deemed to beneficially own all shares held by UVCC Fund II, UVCC II Parallel Fund, L.P., Micro-Generation Technology Fund, LLC and Utech Climate Challenge Fund, L.P. Dr. Shaw disclaims beneficial ownership of these shares, other than shares in which he has a pecuniary interest.

(10) Includes 832,157 shares held by Nth Power Technologies Fund I, L.P. and 18,503 shares held by Willrich 1995 Trust. Also includes 184,757 shares issuable upon exercise of a warrant held by Nth Power Technologies Fund I, L.P. Mr. Willrich is the sole trustee of the Willrich 1995 Trust and is its sole beneficiary. Mr. Willrich is a Special Limited Partner of Nth Power Technologies, Inc. which is the General Partner of Nth Power Technologies Fund I, L.P. and may be deemed to beneficially own all shares held by Nth Power Technologies Fund I, L.P. Mr. Willrich disclaims beneficial ownership of these shares, other than shares in which he has a pecuniary interest.

(11) Includes 382,144 shares issuable upon exercise of warrants.

                              CERTAIN TRANSACTIONS

     We believe that all transactions set forth below were made on terms no less favorable to us than would have been obtained from unaffiliated third parties. We have adopted a policy that all future transactions between us and any of our officers, directors and affiliates will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be approved by a majority of the disinterested members of our board of directors.

SALES OF STOCK, DEBENTURES AND WARRANTS

     Convertible Debenture and Warrant Financing. In December 1997, we issued and sold 8% secured convertible debentures notes in the aggregate amount of $2,223,000 and warrants to purchase an aggregate of 205,357 shares of our common stock at an exercise price of $4.33 per share to ten accredited investors. Pursuant to their terms, the debentures converted into an aggregate of 1,111,500 shares of our Series C redeemable convertible preferred stock upon the closing of the Series C redeemable convertible preferred stock financing discussed below. In connection with the Series C redeemable convertible preferred stock financing discussed below, the warrants were cancelled and replacement warrants were issued which included the interest earned on the promissory notes in the calculation of the number of warrant shares issuable upon exercise of the warrants. Investors owning five percent or more of our shares who participated in this transaction include:

INVESTOR                                                 PROMISSORY NOTE    WARRANT SHARES
--------                                                 ---------------    --------------
Arete Entities.........................................    $1,160,000          107,159
Zero Stage Capital Entities............................    $  400,000           36,951

     UVCC Fund II, UVCC II Parallel Fund L.P., Micro-Generation Technology Fund, LLC and Utech Climate Challenge Fund, L.P. are affiliated entities which collectively own greater than 10% of our shares, and are collectively referred to in this prospectus as the Arete Entities. Zero Stage Capital V, L.P. and Zero Stage Capital VI, L.P. are affiliated entities which collectively own greater than 10% of our shares, and are collectively referred to in this prospectus as the Zero Stage Entities.

     Dr. Robert W. Shaw, Jr., the chairman of our board of directors, is a General Partner of Arete Venture Investors II, L.P. which is the General Partner of UVCC Fund II; a General Partner of Arete Ventures III, L.P. which is the General Partner of UVCC II Parallel Fund, L.P.; the President of Arete Corporation which is the Manager of Micro-Generation Technology Fund, LLC; and the Managing Member of Arete Climate Challenge Partners, LLC which is the General Partner of Utech Climate Challenge Fund, L.P. Dr. Baty, one of our directors, is a General Partner of Zero Stage Capital Associates V, L.P. which is the General Partner of Zero Stage Capital V, L.P. and is a General Partner of Zero Stage Capital Associates VI, LLC which is the General Partner of Zero Stage Capital VI, L.P.

     Series C Preferred Stock Financing. In April 1998, we issued and sold 3,067,547 shares of our Series C redeemable convertible preferred stock at a price per share of $2.00 and warrants to purchase up to an aggregate of 566,745 shares of our common stock at an exercise price of $4.33 per share to thirteen accredited investors and one non-United States person. In May 1998, we issued and sold an additional 375,000 shares of our Series C redeemable convertible preferred stock at a price per share of $2.00 and warrants to purchase up to an aggregate of 69,282 shares of our common stock at an exercise price of $4.33 per share to three non-United States persons. The Series C shares will be converted into an aggregate of 1,590,080 shares of our common stock upon the closing of this offering. Investors owning five percent or more of our shares who purchased shares of our Series C redeemable convertible preferred stock and the number of shares each purchased, including shares issued upon conversion of the debentures discussed under the heading "Convertible Debenture and Warrant Financing" above, include:

                                             NUMBER OF
                                          SERIES C SHARES                    NUMBER OF
                                            ISSUED UPON       NUMBER OF      SHARES OF
                                           CONVERSION OF      SERIES C        COMMON
                                            PROMISSORY      SHARES ISSUED   STOCK UPON    WARRANT
INVESTOR                                       NOTES          FOR CASH      CONVERSION    SHARES
--------                                  ---------------   -------------   -----------   -------
Arete Entities..........................      596,271           175,000       356,243     142,496
Nth Power Technologies Fund I, L.P. ....           --         1,000,000       461,893     184,757
Swiss Reinsurance Company...............           --           500,000       230,946      92,378
Zero Stage Capital V, L.P. .............      205,610                --        94,969      37,987

     Mason Willrich, one of our directors, is a Special Limited Partner of Nth Power Technologies, Inc. which is the General Partner of Nth Power Technologies Fund I, L.P.

     Series D Preferred Stock Financing. In December 1999, we issued and sold 5,243,323 shares of our Series D redeemable convertible preferred stock at a price per share of $2.50 to eleven accredited investors and two non-United States persons. In January 2000, we issued and sold an additional 2,100,000 shares of our Series D redeemable convertible preferred stock at a price per share of $2.50 to two accredited investors and three non-United States persons. The Series D shares will be converted into an aggregate of 3,391,827 shares of our common stock upon the closing of this offering. Investors owning five percent or more of our shares and one director who participated in this transaction include:

                                                                              NUMBER OF
                                                                              SHARES OF
                                                           NUMBER OF        COMMON STOCK
INVESTOR                                                SERIES D SHARES    UPON CONVERSION
--------                                                ---------------    ---------------
Arete Entities........................................     1,020,000           471,130
Kawasaki Heavy Industries, Ltd. ......................     2,000,000           923,787
Nth Power Technology Fund I, L.P. ....................       801,623           370,264
Swiss Reinsurance Company.............................       801,479           370,198
Willrich 1995 Trust...................................        40,059            18,503
Zero Stage Capital Entities...........................     1,200,000           554,271

     Mason Willrich, one of our directors, is the sole trustee and sole beneficiary of the Willrich 1995 Trust.

     Registration Rights. In connection with the preferred stock financings, we granted registration rights to the preferred stockholders. See "Shares Eligible for Future Sale -- Registration Rights".

RELATIONSHIP WITH KAWASAKI HEAVY INDUSTRIES, LTD.

     In December 1999, we entered into a distribution and marketing agreement with Kawasaki under which Kawasaki has exclusive distribution rights for our solar power products in Japan and Kawasaki is required to promote our solar power products. Kawasaki purchased $70,000 of solar power products from us during the first six months of 2000. Kawasaki also purchased 2,000,000 shares of our Series D convertible preferred stock in December 1999. The Series D shares issued to Kawasaki will convert into 923,787 shares of our common stock upon the closing of this offering. For a description of our relationship with Kawasaki, please see "Business -- Sales and Marketing -- Distribution, Marketing and Other Strategic Relationships".

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock and provisions of our third amended and restated certificate of incorporation and amended and restated by-laws are summaries and are qualified by reference to the certificate of incorporation and the by-laws that will become effective upon the closing of this offering. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

     Upon the completion of this offering, our authorized capital stock will consist of 30,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK

     As of June 30, 2000, there were 809,465 shares of common stock outstanding held by nine stockholders of record. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the 3,000,000 shares of common stock offered by us in this offering and the conversion of the outstanding shares of preferred stock, there will be 11,057,705 shares of common stock outstanding upon the closing of this offering. In addition we have reserved an aggregate of 617,696 shares of common stock for issuance under our 1994 Stock Option Plan, 1,650,000 shares of common stock for issuance under our 2000 Stock Option and Incentive Plan and 120,000 shares of common stock for issuance under our 2000 Employee Stock Purchase Plan.

     Holders of common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in the election. Holders of common stock are entitled to receive ratably any dividends as may be declared by our board of directors out of funds legally available for distribution, after provision has been made for any preferential dividend rights of outstanding preferred stock. Upon our the liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the net assets available after the payment of all of our debts and other liabilities, and after the satisfaction of the rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable. The rights, powers, preferences and privileges of holders of common stock are subordinate to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

     Upon the closing of this offering, our board of directors will be authorized, without further vote or action by the stockholders, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series. Each series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

     Our stockholders have granted our board of directors authority to issue the preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of our common stock, and could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of our outstanding voting stock. We have not issued and have no present plans to issue any shares of preferred stock.

WARRANTS

     In 1998, we issued warrants to purchase an aggregate of 636,027 shares of our common stock at an exercise price of $4.33 per share, exercisable at any time prior to the earlier to occur of:

     - December 22, 2002;

     - the closing of the sale of shares of our common stock, at a price of at least $21.65 per share in a public offering resulting in at least $15,000,000 of gross proceeds to the Company;

     - any sale of all or substantially all of our assets; or

     - any merger, consolidation, sale of stock or other transaction or series of related transactions in which the holders of our capital stock before the transaction no longer hold at least 50% of our capital stock.

     These warrants include a cashless exercise feature, and the holders are entitled to customary antidilution protection, including adjustments to the number of shares of common stock issuable upon exercise of the warrants in the event of a subdivision or combination of our common stock or payment of a stock dividend on our common stock. The holders of the warrants are entitled to registration rights with respect to the shares of common stock issuable upon exercise of the warrants.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BY-LAWS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" is defined as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

     In addition, some provisions of our certificate of incorporation and by-laws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

     Stockholder Action; Special Meeting of Stockholders. Our certificate of incorporation provides that stockholders may not take action by written consent, but only at a duly called annual or special meeting of stockholders. The certificate of incorporation further provides that special meetings of our stockholders may be called by the President, the chairman of the board of directors or a majority of the board of directors, and in no event may the stockholders call a special meeting. Thus, without approval by the board of directors, the Chairman or the President, the stockholders may take no action between meetings.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our by-laws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days from the time of the previous year's proxy statement, then a proposal shall be received no later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or a public announcement was made, whichever occurs first. The by-laws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

     Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     Super-majority Voting. Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws requires a greater percentage. We have provisions in our certificate of incorporation and by-laws which require the 75% vote of the stockholders to amend, revise or repeal any anti-takeover provisions.

     Staggered Board. Our certificate of incorporation and by-laws provide for the division of our board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms. In addition, our certificate of incorporation and by-laws provide that directors may be removed only for cause by the affirmative vote of the holders of 75% of the shares of capital stock entitled to vote for the election of directors. Under our certificate of incorporation and by-laws, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies would have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from acquiring control of us.

TRANSFER AGENT AND REGISTRAR

     Upon the closing of this offering, the transfer agent and registrar for the common stock will be American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. Based on the number of shares outstanding at June 30, 2000, upon completion of this offering, we will have outstanding an aggregate of 11,057,705 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless these shares are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act.

SALES OF RESTRICTED SECURITIES

     The remaining 8,057,705 shares of common stock outstanding after the offering are restricted shares under Rule 144 or Rule 701. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, each of which is summarized below.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of common stock then outstanding, which will equal approximately 110,577 shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about Evergreen Solar. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

     Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, these shares may be sold upon the expiration of the lock-up period described below.

     Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144, without compliance with its one-year minimum holding period. As of June 30, 2000, options to purchase a total of 617,696 shares of common stock were outstanding, 151,603 of which options are exercisable. Of the total shares issuable upon exercise of these options, all of these shares are subject to 180-day lock-up agreements.

     As of June 30, 2000, we had outstanding warrants to purchase up to an aggregate of 636,027 shares of our common stock, all of which are exercisable. All of these shares are subject to a 180 day lock-up following the offering.

     As a result of lock-up agreements and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:

     - no restricted shares will be eligible for immediate sale on the date of this prospectus; and

     - approximately 8,057,705 additional restricted shares will be eligible for sale beginning 180 days after the effective date of this offering upon expiration of the lock-up agreements, subject in some cases to compliance with Rule 144.

     We also intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register all shares of common stock which are issuable upon exercise of outstanding stock options or other rights granted under our stock plans and common stock issuable under our stock option and stock purchase plans. Shares covered by these registration statements will be eligible for sale in the public markets, upon the expiration or release from the terms of the lock-up agreements, to the extent applicable.

LOCK-UP AGREEMENTS

     Except for sales of our common stock to the underwriters in accordance with the terms of the underwriting agreement, our executive officers, directors and securityholders have agreed not to directly or indirectly sell or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock, without the prior written consent of Banc of America Securities LLC, for a period of 180 days after the effective date of our registration statement. In addition, for a period of 180 days after the effective date of our registration statement, we have agreed not to, directly or indirectly, offer for sale, sell or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock, or announce the offering of or file a registration statement for any shares of our common stock without the prior written consent of Banc of America Securities LLC. Banc of America Securities LLC, in its sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements.

REGISTRATION RIGHTS

     Under the terms of an agreement between us and the holders of our preferred stock and warrants, the holders of 7,884,267 shares of common stock that will be outstanding after this offering, including shares issuable upon the exercise of our outstanding warrants, are entitled to require us to register the sale of their shares under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securityholders exercising registration rights, those holders are entitled to notice of and to include their shares of common stock in the registration statement, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions. Additionally, these holders of our common stock are also entitled to specified demand registration rights as follows:

     - The holders of at least 35% of the then outstanding registrable securities may require, on three occasions beginning six months after the effective date of any registration statement, including this registration statement, that we use our best efforts to register the registrable securities for public resale, provided that the proposed aggregate offering price is at least $5,000,000.

     - The holders of at least 25% of the then outstanding registrable securities may require us, on up to four occasions, to register all or a portion of their registrable securities on Form S-3 when use of such form becomes available to us, provided that the proposed aggregate selling price is at least $2,500,000.

     We are generally required to bear the expenses of registration, except underwriting discounts and commissions.

EFFECTS OF SALES OF SHARES

     Prior to this offering, there has been no public market for our common stock. No predictions can be made as to the effect, if any, that sales of shares of our common stock from time to time, or the availability of shares for future sale, may have on the market price for our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

                                  UNDERWRITING

     We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, CIBC World Markets Corp. and FAC/Equities, a division of First Albany Corporation, are the representatives of the underwriters. Subject to the terms and conditions of an
underwriting agreement dated             , we have agreed to sell to each of the
underwriters, and each of the underwriters has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

                                                              NUMBER
                                                                OF
UNDERWRITER                                                   SHARES
-----------                                                   -------
Banc of America Securities LLC..............................
CIBC World Markets Corp. ...................................
FAC/Equities, a division of First Albany Corporation........

                                                              -------
     Total..................................................
                                                              =======

     The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us. The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to some dealers a
concession of not more than $     per share. The underwriters also may allow,
and any dealers may reallow, a concession of not more than $     per share to
some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

     - receipt and acceptance of our common stock by the underwriters; and

     - the right on the part of the underwriters to reject orders in whole or in part.

     We have granted an option to the underwriters to buy up to 450,000 additional shares of common stock. These additional shares would cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                        PAID BY EVERGREEN SOLAR
                                                      ----------------------------
                                                      NO EXERCISE    FULL EXERCISE
                                                      -----------    -------------
Per share...........................................  $               $
Total...............................................  $               $

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,050,000.

     We and all of our directors, officers and securityholders have entered into lock-up agreements with the underwriters. Under those agreements, we may not announce an offering of or file a registration statement for any shares of our common stock, and we and those holders of stock and options may not, directly or indirectly, sell or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock. These restrictions will be in effect for a period of 180 days after the effective date of our registration statement. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the shares from these lock-up agreements.

     We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

     In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering.

     Short sales can be either "covered" or "naked." "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing of this offering that could adversely affect investors who purchase in this offering.

     The underwriters also may impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.


     These activities by the underwriters may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.


     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered by this prospectus.

     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the underwriters. Among the factors to be considered in the negotiations are:

     - our history and prospects, and the history and prospects of the industry in which we compete;

     - our past and present financial performance;

     - an assessment of our management;

     - the present state of our development;

     - our prospects for future earnings;

     - the prevailing market conditions of the United States securities market at the time of this offering;

     - market valuations of publicly traded companies that we and the underwriters believe to be comparable to us; and

     - other factors deemed relevant by the underwriters.

     The underwriters, at our request, have reserved for sale to our employees, affiliates and strategic partners at the initial public offering price up to 5% of the shares being offered by this prospectus. The sale of these reserved shares to our employees, affiliates and strategic partners will be made by Banc of America Securities LLC. We do not know if our employees, affiliates or strategic partners will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of the reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus. All of the reserved shares purchased by our employees, affiliates and strategic partners will be subject to 30 day lock-up agreements with the underwriters in the same form as those entered into by our directors, officers and securityholders.

     We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "ESLR."

                                 LEGAL MATTERS

     The validity of the shares of common stock to be issued in this offering will be passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Goodwin, Procter & Hoar LLP, Boston, Massachusetts, represented the underwriters in this offering.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act registering the common stock to be sold in this offering. As permitted by the rules and regulations of the Commission, this prospectus does not contain all of the information included in the registration statement and the exhibits and schedules filed as a part of the registration statement. For further information concerning Evergreen Solar and the common stock to be sold in this offering, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement each statement being qualified by this reference. The registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from those offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Evergreen Solar, that file electronically with the Commission which can be accessed at http://www.sec.gov.

                             EVERGREEN SOLAR, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheets as of December 31, 1998 and 1999, as of June
  30, 2000 (unaudited) and pro forma as of June 30, 2000
  (unaudited)...............................................  F-3
Statements of Operations for the years ended December 31,
  1997, 1998 and 1999 and for the six months ended June 30,
  1999 (unaudited) and 2000 (unaudited).....................  F-4
Statements of Stockholders' Equity (Deficit) for the years
  ended December 31, 1997, 1998 and 1999 and for the six
  months ended June 30, 2000 (unaudited)....................  F-5
Statements of Cash Flows for the years ended December 31,
  1997, 1998 and 1999 and for the six months ended June 30,
  1999 (unaudited) and 2000 (unaudited).....................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Evergreen Solar, Inc.


The reverse stock split described in Note 2 to the financial statements has not been consummated at October 25, 2000. When it has been consummated, we will be in a position to furnish the following report:


"In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Evergreen Solar, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ending December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Evergreen Solar, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

                                          PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts

January 31, 2000, except as to the first


  paragraph of Note 14 for which the date


  is March 13, 2000 and the second


  paragraph of Note 14 for which the date


  is October 21, 2000

                             EVERGREEN SOLAR, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                  PRO FORMA
                                                                                                 REDEEMABLE
                                                                                                 CONVERTIBLE
                                                                                               PREFERRED STOCK
                                                                                              AND STOCKHOLDERS'
                                                                                              EQUITY (DEFICIT)
                                                                 DECEMBER 31,      JUNE 30,      AT JUNE 30,
                                                              ------------------   --------   -----------------
                                                               1998       1999       2000       2000 (NOTE 2)
                                                              -------   --------   --------   -----------------
                                                                                           (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents..................................  $   162   $  1,466   $ 3,097
 Short-term investments.....................................    4,643     12,989    13,046
 Accounts receivable, net of allowance for doubtful accounts of $0, $10 and $10 at December 31, 1998 and 1999 and June
   30, 2000 (unaudited).....................................      369        299        99
 Unbilled grant receivable..................................       --         96       139
 Subscription receivable for Series D preferred stock.......       --        400        --
 Inventory..................................................       39        134       181
 Other current assets.......................................        8        125        33
                                                              -------   --------   --------
       Total current assets.................................    5,221     15,509    16,595
Restricted cash.............................................       --         --       464
Fixed assets, net...........................................      672        809     2,463
                                                              -------   --------   --------
       Total assets.........................................  $ 5,893   $ 16,318   $19,522
                                                              =======   ========   ========
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
 STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Accounts payable...........................................  $    97   $    253   $    97
 Accrued expenses...........................................      129        252        56
 Accrued warranty...........................................       10         22        26
                                                              -------   --------   --------
       Total current liabilities............................      236        527       179
Commitments (Note 11)
Redeemable convertible preferred stock:
 Series A redeemable convertible preferred stock, $.01 par
   value, 2,124,968 shares authorized, issued and
   outstanding at December 31, 1998 and 1999 and June 30,
   2000 (unaudited), respectively; and none outstanding at
   June 30, 2000 on a pro forma basis (unaudited):
   Series A paid-in capital.................................    2,125      2,125     2,125              --
   Accretion to redemption value............................      666        889     1,006              --
                                                              -------   --------   --------        -------
                                                                2,791      3,014     3,131              --
 Series B redeemable convertible preferred stock, $.01 par
   value, 2,781,666 shares authorized, issued and
   outstanding at December 31, 1998 and 1999 and June 30,
   2000 (unaudited), respectively; and none outstanding at
   June 30, 2000 on a pro forma basis (unaudited):
   Series B paid-in capital.................................    4,173      4,173     4,173              --
   Accretion to redemption value............................      865      1,268     1,477              --
                                                              -------   --------   --------        -------
                                                                5,038      5,441     5,650              --
 Series C redeemable convertible preferred stock, $.01 par
   value, 3,442,547 shares authorized, issued and
   outstanding at December 31, 1998 and 1999 and June 30,
   2000 (unaudited), respectively; and none outstanding at
   June 30, 2000 on a pro forma basis (unaudited):
 Series C paid-in capital...................................    6,812      6,812     6,812              --
 Accretion to redemption value..............................      373        966     1,277              --
                                                              -------   --------   --------        -------
                                                                7,185      7,778     8,089              --
 Series D redeemable convertible preferred stock, $.01 par
   value, 10,000,000 shares authorized, and 5,243,323 and
   7,343,323 issued and outstanding at December 31, 1999 and
   June 30, 2000 (unaudited), respectively; and none
   outstanding at June 30, 2000 on a pro forma basis
   (unaudited):
 Series D paid-in capital...................................       --     13,048    18,265              --
 Accretion to redemption value..............................       --         12       631              --
                                                              -------   --------   --------        -------
                                                                   --     13,060    18,896              --
                                                              -------   --------   --------        -------
       Total redeemable convertible preferred stock.........   15,014     29,293    35,766              --
                                                              -------   --------   --------        -------
Stockholders' equity (deficit):
 Common stock, $.01 par value, 28,000,000 shares authorized,
   802,537, 802,537 and 809,465 shares issued and
   outstanding at December 31, 1998 and 1999, and June 30,
   2000 (unaudited) respectively; and 30,000,000 shares
   authorized and 8,057,705 shares issued and outstanding at
   June 30, 2000 on a pro forma basis (unaudited):..........        8          8         8              81
 Additional paid-in capital.................................       82        400     1,098          32,400
 Accumulated deficit:
   Cumulative net income (loss) since inception.............   (7,543)   (10,475)  (12,350)        (12,350)
   Deferred compensation....................................                (300)     (788)           (788)
   Accretion of redeemable convertible preferred stock......   (1,904)    (3,135)   (4,391)             --
                                                              -------   --------   --------        -------
       Total stockholders' equity (deficit).................   (9,357)   (13,502)  (16,423)         19,343
                                                              -------   --------   --------        -------
       Total liabilities, redeemable convertible preferred
       stock and stockholders' equity (deficit).............  $ 5,893   $ 16,318   $19,522
                                                              =======   ========   ========

   The accompanying notes are an integral part of these financial statements.

                             EVERGREEN SOLAR, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,            JUNE 30,
                                             -----------------------------    ------------------
                                              1997       1998       1999       1999       2000
                                             -------    -------    -------    -------    -------
                                                                                 (UNAUDITED)
Revenues:
  Product revenues.........................  $   153    $   163    $   189    $    81    $    97
  Research revenues........................      556      1,395      2,113      1,070      1,008
                                             -------    -------    -------    -------    -------
          Total revenues...................      709      1,558      2,302      1,151      1,105
Operating expenses:
  Cost of product revenues (excluding
     stock-based compensation of $0 for the
     year ended December 31, 1999 and $8
     (unaudited) for the six months ended
     June 30, 2000)........................    1,007        955        991        447        970
  Research and development expenses,
     including costs of research revenues
     (excluding stock-based compensation of
     $3 for the year ended December 31,
     1999 and $49 (unaudited) for the six
     months ended June 30, 2000)...........    2,051      2,373      3,085      1,334      1,682
  Selling, general and administrative
     expenses (excluding stock-based
     compensation of $15 for the year ended
     December 31, 1999 and $53 (unaudited)
     for the six months ended June 30,
     2000).................................      809        917      1,303        581        733
  Stock-based compensation expense.........       --         --         18         --        110
                                             -------    -------    -------    -------    -------
          Total operating expenses.........    3,867      4,245      5,397      2,362      3,495
                                             -------    -------    -------    -------    -------
Operating income (loss)....................   (3,158)    (2,687)    (3,095)    (1,211)    (2,390)
Net interest income........................      102        165        163         98        515
                                             -------    -------    -------    -------    -------
Net income (loss)..........................   (3,056)    (2,522)    (2,932)    (1,113)    (1,875)
Accretion of redeemable convertible
  preferred stock..........................     (537)      (953)    (1,231)      (610)    (1,256)
                                             -------    -------    -------    -------    -------
Net income (loss) attributable to common
  stockholders.............................  $(3,593)   $(3,475)   $(4,163)   $(1,723)   $(3,131)
                                             =======    =======    =======    =======    =======
Net income (loss) per common share (basic
  and diluted).............................  $ (4.47)   $ (4.33)   $ (5.18)   $ (2.15)   $ (3.88)
Shares used in computing basic and diluted
  net income (loss) per common share.......      803        803        803        803        807
Unaudited pro forma basic and diluted net
  income (loss) per common share...........                        $ (0.36)              $ (0.23)
Weighted average shares used in computing
  unaudited pro forma basic and diluted net
  income (loss) per common share...........                          8,051                 8,055

   The accompanying notes are an integral part of these financial statements.

                             EVERGREEN SOLAR, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                         ACCUMULATED DEFICIT
                                                               ----------------------------------------
                                                                                           ACCRETION OF
                                                                              CUMULATIVE    REDEEMABLE
                                 COMMON STOCK     ADDITIONAL                   NET LOSS    CONVERTIBLE        TOTAL
                                ---------------    PAID-IN       DEFERRED       SINCE       PREFERRED     STOCKHOLDERS'
                                SHARES   AMOUNT    CAPITAL     COMPENSATION   INCEPTION       STOCK          DEFICIT
                                ------   ------   ----------   ------------   ----------   ------------   -------------
BALANCE AT DECEMBER 31,
  1996........................   803       $8       $    9       $    --       $ (1,965)     $  (414)       $ (2,362)
Accretion of redeemable
  convertible preferred
  stock.......................                                                                  (537)           (537)
Net income (loss).............                                                   (3,056)                      (3,056)
                                 ---       --       ------       -------       --------      -------        --------
BALANCE AT DECEMBER 31,
  1997........................   803        8            9            --         (5,021)        (951)         (5,955)
Issuance of warrants..........                          73                                                        73
Accretion of redeemable
  convertible preferred
  stock.......................                                                                  (953)           (953)
Net income (loss).............                                                   (2,522)                      (2,522)
                                 ---       --       ------       -------       --------      -------        --------
BALANCE AT DECEMBER 31,
  1998........................   803        8           82            --         (7,543)      (1,904)         (9,357)
Deferred compensation.........                         318          (318)                                         --
Compensation expense
  associated with stock
  options.....................                                        18                                          18
Accretion of redeemable
  convertible preferred
  stock.......................                                                                (1,231)         (1,231)
Net income (loss).............                                                   (2,932)                      (2,932)
                                 ---       --       ------       -------       --------      -------        --------
BALANCE AT DECEMBER 31,
  1999........................   803        8          400          (300)       (10,475)      (3,135)        (13,502)
Issuance of common stock
  pursuant to exercise of
  options.....................     6                     3                                                         3
Issuance and revaluation of
  stock options to
  consultants.................                          97                                                        97
Deferred compensation.........                         598          (598)                                         --
Compensation expense
  associated with stock
  options.....................                                       110                                         110
Accretion of redeemable
  convertible preferred
  stock.......................                                                                (1,256)         (1,256)
Net income (loss).............                                                   (1,875)                      (1,875)
                                 ---       --       ------       -------       --------      -------        --------
BALANCE AT JUNE 30, 2000
  (UNAUDITED).................   809       $8       $1,098       $  (788)      $(12,350)     $(4,391)       $(16,423)
                                 ===       ==       ======       =======       ========      =======        ========

   The accompanying notes are an integral part of these financial statements.

                             EVERGREEN SOLAR, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                               SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,         JUNE 30,
                                                 ---------------------------   -----------------
                                                  1997      1998      1999      1999      2000
                                                 -------   -------   -------   -------   -------
                                                                                  (UNAUDITED)
CASH FLOWS FOR OPERATING ACTIVITIES:
  Net income (loss)............................  $(3,056)  $(2,522)  $(2,932)  $(1,113)  $(1,875)
  Adjustments to reconcile net income (loss) to
     net cash used in operating activities:
     Depreciation expense......................      237       320       246       128       117
     Accrued investment income.................     (102)      (94)      (16)      (30)     (335)
     Interest expense converted to equity......       --        58        --        --        --
     Issuance and revaluation of stock options
       to consultants..........................       --        --        --        --        97
     Compensation expense associated with
       employee stock options..................       --        --        18        --       110
     Changes in operating assets and
       liabilities:
       Inventory and other current.............      (36)       (6)     (212)        1      (419)
       Accounts receivable.....................      (88)     (149)      (26)      (10)      157
       Accounts payable and accrued expenses...      147         3       291      (122)     (348)
                                                 -------   -------   -------   -------   -------
       Net cash used in operating activities...   (2,898)   (2,390)   (2,631)   (1,146)   (2,496)
CASH FLOW FOR INVESTING ACTIVITIES:
  Purchases of fixed assets....................     (641)     (123)     (383)     (112)   (1,771)
  Purchases of investments.....................   (2,385)   (7,842)  (16,809)   (3,000)   (3,299)
  Proceeds from sale and maturity of
     investments...............................    5,505     3,881     8,479     4,832     3,577
                                                 -------   -------   -------   -------   -------
       Net cash provided by (used in) investing
          activities...........................    2,479    (4,084)   (8,713)    1,720    (1,493)
CASH FLOW FROM FINANCING ACTIVITIES:
  Proceeds from issuance of convertible
     debenture.................................    2,223        --        --        --        --
  Proceeds from the issuance of Series C
     Redeemable Convertible Preferred Stock and
     related warrants..........................       --     4,600        --        --        --
  Proceeds from the issuance of Series D
     Redeemable Convertible Preferred Stock....       --        --    12,648               5,617
  Proceeds from the exercise of stock
     options...................................       --        --        --        --         3
                                                 -------   -------   -------   -------   -------
Net cash flow provided by financing
  activities...................................    2,223     4,600    12,648        --     5,620
Net (decrease) increase in cash and cash
  equivalents..................................    1,804    (1,874)    1,304       574     1,631
Cash and cash equivalents at beginning of
  year.........................................      232     2,036       162       162     1,466
                                                 -------   -------   -------   -------   -------
Cash and cash equivalents at end of year.......  $ 2,036   $   162   $ 1,466   $   736   $ 3,097
                                                 =======   =======   =======   =======   =======
Supplemental cash flow information:
  Interest paid................................  $     4   $    --   $    --   $    --   $    --
Noncash transactions:
  Bridge loan and accrued interest converted to
     Series C Redeemable Convertible Preferred
     Stock.....................................       --     2,281        --        --        --
  Deferred compensation........................       --        --       318        --       598

   The accompanying notes are an integral part of these financial statements.

                             EVERGREEN SOLAR, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

     Evergreen Solar, Inc. (the "Company"), incorporated in August 1994, develops, manufactures and markets solar power products, including solar cells, panels and systems. In April 1997 the Company commenced product sales. The Company has incurred losses since inception and has an accumulated deficit which has been funded by issuing debt and equity securities. In the opinion of management, the Company will need to raise additional financing to permit the required investment in equipment, materials and resources necessary to further develop and commercialize the Company's products. However, no assurances can be provided that such financing will be available when needed or on terms acceptable to the Company, if at all.

     The Company is subject to risks common to companies in the high technology and energy industries including, but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology and compliance with government regulations. In addition, the Company currently expects to relocate into new office and manufacturing space in early 2001. Any delay in this move may result in increased costs and could impair business operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the major accounting policies followed by the Company in the preparation of the accompanying financial statements is set forth below. Certain previously reported amounts may have been reclassified to conform to the current method of presentation.

  Reverse Stock Split

     In September 2000, the Company's board of directors declared a reverse stock split of 1 share for every 2.165 shares of common stock then outstanding. The reverse stock split will become effective at the date the Company's registration statement for its initial public offering is declared effective. Accordingly, the accompanying financial statements and footnotes have been restated to reflect the stock split.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Cash and Investments

     Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less from the date of purchase and whose carrying amount approximates fair value.

     The Company's investments are classified as available-for-sale. At December 31, 1999 and 1998, the Company held US government agency bonds and treasury notes. The investments mature within one year from the date of purchase and are carried at amortized cost, on a specific identification basis, which approximates fair value. No realized or unrealized gains or losses were recognized during any of the periods presented.

     Cash and investments are financial instruments which potentially subject the Company to concentrations of credit risk. At December 31, 1999, substantially all the Company's cash and investments was invested in short-term government agency securities.

                             EVERGREEN SOLAR, INC.

  Inventory

     Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market.

  Fixed Assets

     Fixed assets are recorded at cost. Provisions for depreciation are based on their estimated useful lives using the straight-line method over three to five years for all laboratory equipment, computers, and office equipment. Leasehold improvements are depreciated over the shorter of the remainder of the lease's term or the life of the improvements. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

  Impairment of Long-Lived Assets

     The Company evaluates the recoverability of its long-lived assets, primarily fixed assets, in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. No impairments were required to be recognized during the years ended December 31, 1997, 1998, and 1999 or the six months ended June 30, 1999 and 2000.

  Revenue Recognition

     Research grant revenue is recognized as the services are performed. Research contract revenue is recognized on the percentage of completion method based on the ratio that total cost incurred to date bears to total estimated cost at completion. For all periods presented, costs of research contract revenues equaled research revenues. Revenue from product sales is recognized at shipment provided that no significant obligations remain outstanding and the resulting receivable is deemed collectible by management. Unbilled grant receivable relates to work that has recently been performed for which no invoice has been made as of period end. While the Company's accounting for these contract costs are subject to audit by the sponsoring agency, in the opinion of management, no material adjustments are expected as a result of such audits.

  Research and Development

     All research and development costs are expensed as incurred.

  Income Taxes

     The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets, subject to valuation allowances, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established if it is more likely than not that all or a portion of the net deferred tax assets will not be realized.

  Comprehensive Loss

     The Company adopted SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998. No differences exist between net loss and comprehensive loss.

                             EVERGREEN SOLAR, INC.

  Stock-Based Compensation

     The Company applies the accounting provisions of Accounting Principles Board ("APB") Opinion 25 and has elected the disclosure-only alternative permitted under Statement of Financial Accounting Standards Board ("SFAS") No. 123, Accounting for Stock-Based Compensation. The Company has disclosed herein pro forma net income in the footnotes using the fair value based method. All stock-based awards to non-employees are accounted for at their fair market value, as calculated using the Black-Scholes model in accordance with SFAS No. 123.

  Net Income (Loss) per Common Share -- Historical

     The Company computes net income (loss) per common share in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS 128"), and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. The calculation of diluted net income (loss) per common share for the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 2000 does not include 2,568,431, 4,665,385, 7,346,308 and
8,501,963 potential shares of common stock equivalents including common stock options, common stock warrants and redeemable convertible preferred stock, respectively, as their inclusion would be antidilutive.

  Net Income (Loss) per Common Share -- Pro Forma (Unaudited)

     Pro forma net income (loss) per common share is calculated assuming the automatic conversion of all preferred stock outstanding at December 31, 1999 and June 30, 2000, which converts automatically into 6,278,266 and 7,248,240 shares of common stock, respectively, upon the completion of the Company's initial public offering (Note 7). Therefore, accretion of redeemable convertible preferred stock is excluded from the calculation of pro forma net income (loss) per common share. The calculation of pro forma net income (loss) per common share for the year ended December 31, 1999 and the six months ended June 30, 2000 does not include 432,043 and 617,696 potential shares of common stock equivalents, respectively, as their inclusion would be antidilutive.

  Unaudited Interim Financial Statements

     The financial statements and related notes as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 are unaudited. In the opinion of the Company's management, the June 30, 2000 unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the interim period. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results of operations for the year ended December 31, 2000 or any other future period.

  Unaudited Pro Forma Balance Sheet

     Under the terms of the Company's redeemable convertible preferred stock (Note 7), all of such preferred stock will be converted automatically into shares of common stock upon the closing of an initial public offering of common stock with an offering price of at least $6.50 per share and proceeds to the Company of at least $25,000,000 or upon the vote of the holders 60% of the outstanding shares of redeemable convertible preferred stock. The unaudited pro forma balance sheet reflects the conversion of each share of Series A, Series B, Series C and Series D Redeemable Convertible Preferred Stock into one share of common stock as if the conversions had occurred on June 30, 2000.

                             EVERGREEN SOLAR, INC.

  Segment Reporting

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). This statement requires companies to report information about operating segments consistent with management's internal view of the Company. SFAS 131 also requires major customer and geographic area revenue disclosures. These are presented in Note 13. The Company operates in a single segment: the sale of solar energy. The Company has no organizational structure dictated by product lines, geography or customer type.

  Recent Pronouncements

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition Financial Statements," which provides guidance related to revenue recognition based on interpretations and practices promulgated by the SEC. The Company has retroactively adopted the guidance of SAB 101 for all periods presented in these financial statements and such adoption did not have a significant impact on the financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board, ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The standard established accounting and reporting standards requiring the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and the measure of those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. Because the Company does not currently hold any derivative instruments and does not currently engage in hedging activities, we expect the adoption of SFAS No. 133 will not have a material impact on our financial position or operating results.

     In March 2000, the FASB issued FASB Interpretation ("FIN") 44, "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of Accounting Principles Board ("APB") Opinion 25." FIN 44 clarifies the application of APB Opinion 25 and among other issues clarified the following: the definition of an employee for purposes of applying APB opinion 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequence of various modification to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The Company does not expect the application of FIN 44 to have a material impact on the Company's financial position or results of operations.

3. INVENTORY

     Inventory consists of finished goods of $36,000, $124,000 and $166,000 and raw materials of $3,000, $10,000 and $15,000, at December 31, 1998 and 1999 and June 30, 2000, respectively.

                             EVERGREEN SOLAR, INC.

4. FIXED ASSETS

     Fixed assets consisted of the following (in thousands):

                                                                          DECEMBER 31,
                                                                        ----------------    JUNE 30,
                                              USEFUL LIFE                1998      1999       2000
                                              -----------               ------    ------    --------
Laboratory equipment.............                 3-5                   $1,150    $1,241    $ 2,037
Computer and office equipment....                 3-5                       56        79        106
Leasehold improvements...........  Lesser of 3-5 years or lease term       123       123        117
Assets under construction........                                           --       269      1,223
                                                                        ------    ------    -------
                                                                         1,329     1,712      3,483
Less accumulated depreciation....                                         (657)     (903)    (1,020)
                                                                        ------    ------    -------
                                                                        $  672    $  809    $ 2,463
                                                                        ======    ======    =======

     Depreciation expense for the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 1999 and 2000, was $237,000, $320,000, $246,000, $133,000 and $117,000, respectively. As of June 30, 2000, the Company had outstanding commitments for capital expenditures of $1.4 million
(unaudited).

5. CONVERTIBLE DEBENTURES

     In December 1997, the Company issued convertible debentures in the total amount of $2,223,000 bearing interest at 8% per annum and maturing in December 1998. Pursuant to the Loan and Security Agreement dated as of December 23, 1997 (the "Agreement"), the debentures were automatically convertible into Series C Redeemable Convertible Preferred Stock upon the closing of at least $2,000,000 of additional equity or with a 66% affirmative vote of the debenture holders as of June 30, 1998 and on the terms specified within the Agreement. The convertible debentures were collateralized by the assets of the Company. Contemporaneously with the closing of the sale of Series C Redeemable Convertible Preferred Stock in April 1998, the $2,223,000 debentures and $58,094 of accrued interest were converted into 1,142,547 shares of the Company's Series C Redeemable Convertible Preferred Stock at $2.00 per share.

6. INCOME TAXES

     Income taxes computed using the federal statutory income tax ratio differ from the Company's effective tax rate primarily due to the following (in thousands):

                                                                              SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,          JUNE 30,
                                               ---------------------------    -----------------
                                                1997       1998      1999      1999      2000
                                               -------    ------    ------    ------    -------
                                                                                 (UNAUDITED)
Income tax expense (benefit) at US federal
  statutory tax rate.........................   (1,026)     (855)     (997)     (378)      (567)
State income taxes, net of federal tax
  effect.....................................     (486)     (221)     (313)     (103)      (166)
Permanent items..............................        6         7         2         1          1
Other........................................      (26)      (41)     (160)      (80)       (81)
Change in deferred tax asset valuation
  allowance..................................    1,532     1,110     1,468       560        813
                                               -------    ------    ------    ------    -------
Provision for income taxes...................  $    --    $   --    $   --    $   --    $    --
                                               =======    ======    ======    ======    =======

     At December 31, 1999, the Company has federal and state net operating loss carryforwards of approximately $10,395,000 and $10,220,000 available to reduce future taxable income and which expire at various dates between 2000 through 2015. The Company also has federal and state research and development

                             EVERGREEN SOLAR, INC.

tax credit carryforwards of approximately $449,000 and $369,000, respectively, available to reduce future tax liabilities and which expire at various dates between 2002 and 2014. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards and research and development credit carryforwards which can be used in future years.

     As required by Financial Accounting Statement No. 109, management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Management has considered the Company's history of losses and, in accordance with the applicable accounting standards, has fully reserved the deferred tax asset.

     Deferred tax assets consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------   JUNE 30,
                                                               1998      1999       2000
                                                               ----      ----     --------
Net operating loss carry forwards...........................    3,007     4,175     4,850
Research and development credit carry forwards..............      533       818       952
Other.......................................................       37        52        56
                                                              -------   -------   -------
  Deferred tax assets.......................................    3,577     5,045     5,858
  Deferred tax valuation allowance..........................   (3,577)   (5,045)   (5,858)
                                                              -------   -------   -------
                                                              $    --   $    --   $    --
                                                              =======   =======   =======

7. STOCKHOLDERS' EQUITY

     The Company has two classes of capital stock: common and preferred. At December 31, 1999, 1,235,565 shares of common stock were authorized for issuance under the Company's 1994 Stock Option Plan and 7,248,240 shares were reserved for issuance upon conversion of Series A, Series B, Series C and Series D Redeemable Convertible Preferred Stock.

     In December 1999, the Company increased the authorized common stock to 28,000,000 and completed an initial closing of its Series D Redeemable Convertible Preferred Stock financing of 10,000,000 authorized shares, resulting in the issuance of 5,243,323 shares at $2.50 per share for $13,108,308 cash proceeds. As of December 31, 1999, the Company has a subscription receivable of $400,000 in relation to Series D issuance which was fully collected in January 2000. As part of the December financing described above, Kawasaki Heavy Industries, Ltd. ("Kawasaki") purchased 2,000,000 shares of Series D Redeemable Convertible Preferred Stock at $2.50 per share. In 1998, 3,442,547 shares of Series C Redeemable Convertible Preferred Stock were issued at $2.00 per share. In 1996, 2,781,666 shares of Series B Redeemable Convertible Preferred Stock were issued at $1.50 per share.

     In connection with the issuance of the Series D Redeemable Convertible Preferred Stock, the financing round remained open until January 31, 2000. From January 1, 2000 through January 31, 2000, the Company sold to new and existing shareholders an additional 2,100,000 shares at $2.50 per share for $5,250,000 cash proceeds. Upon completion of the Series D financing, a total of 7,343,323 shares were issued at $2.50 per share with cash proceeds of $18,358,308.

     Shares of the preferred stock are convertible into common stock at the option of the holder under a conversion formula resulting in a 1-for-2.165 exchange. This conversion formula is subject to adjustment based on antidilution provisions. Mandatory conversion is required under certain circumstances, such as an initial public offering in which the aggregate proceeds to the Company shall be at least $25,000,000 and the price paid is at least $6.50 per share or upon the authorization of such conversion by 60% of the then outstanding shares of preferred stock.

                             EVERGREEN SOLAR, INC.

     In the event of a liquidation, dissolution or winding up of the Company, the shareholders of the preferred stock are entitled to receive a liquidation preference. The liquidation preference equals the original issuance price plus an amount equal to eight percent (8%) of the issuance price per annum (compounded annually) for each year in which dividends are not declared and paid. No dividends have been declared as of December 31, 1999.

     On December 31, 2005, December 31, 2006 and December 31, 2007, respectively, and at any time after these respective dates, each holder of preferred shall have the right to compel the Company to redeem 33 1/3%, 50% and 100%, respectively, of the shares of preferred stock then held by such holder. The redemption price equals the liquidation preference. Total redemption requirements at December 31, 2005 will be $15,522,330. The right of any holder to compel the Company to repurchase its shares shall terminate in the event that at least holders of 60% of the outstanding shares of preferred stock approve such termination or in the event of a qualified public offering. Prior to the issuance of Series D Redeemable Convertible Preferred Stock, the mandatory redemption dates were December 31, 2002, 2003 and 2004 and the termination of such conversion rights could be made by 60% of the outstanding shares of preferred stock.

8. STOCK OPTION PLANS

     On October 24, 1994, the Board of Directors approved the Company's 1994 Stock Option Plan (the "Plan"), whose purpose is to encourage employees and other individuals who render services to the Company, by providing opportunities to purchase stock in the Company. The Plan authorizes the issuance of incentive stock options and nonqualified stock options. All options granted will expire ten years from their date of issuance. Incentive stock options granted generally have a four-year vesting period from their date of issuance and nonqualified options granted vest immediately upon their issuance.

     The following is a summary of stock option activity:

                                                    SHARES     WEIGHTED AVERAGE OPTION PRICE
                                                    -------    -----------------------------
Outstanding at December 31, 1996..................   91,893                $0.47
  Granted.........................................    4,848                 0.65
                                                    -------
Outstanding at December 31, 1997..................   96,741                 0.48
  Granted.........................................   76,204                 0.87
                                                    -------
Outstanding at December 31, 1998..................  172,945                 0.65
  Granted.........................................  265,100                 0.87
  Terminated......................................   (6,002)                0.80
                                                    -------
Outstanding at December 31, 1999..................  432,043                 0.79
  Granted.........................................  192,582                 2.81
  Exercised.......................................   (6,929)                0.35
                                                    -------
Outstanding at June 30, 2000 (unaudited)..........  617,696                 1.42
                                                    =======

                             EVERGREEN SOLAR, INC.

     Summarized information about stock options outstanding is as follows:

                                                          OPTIONS OUTSTANDING
                                                         ----------------------    OPTIONS EXERCISABLE
                                                          WEIGHTED                ----------------------
                                                           AVERAGE     WEIGHTED                 WEIGHTED
                              RANGE OF                    REMAINING    AVERAGE                  AVERAGE
                              EXERCISE       NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
                               PRICES      OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
                              --------     -----------   -----------   --------   -----------   --------
                            $   0.22           25,396        5.66       $0.22        25,396      $0.22
                                0.43           24,702        6.09        0.43        18,869       0.43
                                0.65           44,794        6.94        0.65        32,721       0.65
                                0.87          337,148        9.38        0.87        30,010       0.87
                            ------------    ---------                               -------      -----
December 31, 1999           $0.22 - 0.87      432,040        8.72        0.78       106,996       0.57
                            ------------    ---------                               -------      -----
                             0.22 - 0.87       (6,926)       6.00        0.35        28,915       0.54
                                2.17          140,412        9.53        2.17         1,846       2.17
                                4.55           52,170        9.91        4.55        13,846       4.55
                            ------------    ---------                               -------
June 30, 2000 (unaudited)   $0.22 - 4.55      617,696        9.04       $1.42       151,603      $0.95
                            ============    =========                               =======

     At December 31, 1997, 1998 and 1999, and at June 30, 2000, options exercisable were 43,277, 60,133 106,996, and 151,603, respectively. Estimated weighted average fair value of options granted in fiscal years 1997, 1998 and 1999 and during the six month periods ended June 30, 1999 and 2000, were $0.30, $0.37, $1.47, $0.26 and $4.52, respectively, on the date of grant.

     The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Had compensation expense for the employee stock option plan been determined based on the fair value at the grant dates for options granted under the plan consistent with the method of SFAS 123, Accounting for Stock-Based Compensation, the net income (loss) would have been as follows (in thousands):

                                  1997                         1998                        1999
                       ---------------------------   -------------------------   -------------------------
                        NET INCOME                    NET INCOME                  NET INCOME
                          (LOSS)       NET INCOME       (LOSS)      NET INCOME      (LOSS)      NET INCOME
                       ATTRIBUTABLE    (LOSS) PER    ATTRIBUTABLE   (LOSS) PER   ATTRIBUTABLE   (LOSS) PER
                        TO COMMON        COMMON       TO COMMON       COMMON      TO COMMON       COMMON
                       STOCKHOLDERS      SHARE       STOCKHOLDERS     SHARE      STOCKHOLDERS     SHARE
                       ------------   ------------   ------------   ----------   ------------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
As reported..........    $(3,593)        $(4.47)       $(3,475)       $(4.33)      $(4,163)       $(5.18)
Pro forma............    $(3,598)        $(4.48)       $(3,485)       $(4.34)      $(4,181)       $(5.21)

                             JUNE 30, 1999               JUNE 30, 2000
                       -------------------------   -------------------------
                        NET INCOME                  NET INCOME
                          (LOSS)      NET INCOME      (LOSS)      NET INCOME
                       ATTRIBUTABLE   (LOSS) PER   ATTRIBUTABLE   (LOSS) PER
                        TO COMMON       COMMON      TO COMMON       COMMON
                       STOCKHOLDERS     SHARE      STOCKHOLDERS     SHARE
                       ------------   ----------   ------------   ----------
                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
As reported..........    $(1,723)       $(2.15)      $(3,131)       $(3.88)
Pro forma............    $(1,734)       $(2.16)      $(3,156)       $(3.91)

     The fair value of employee options at the date of grant were estimated using the minimum value option pricing model with the following assumptions.

                                                 YEAR ENDED         SIX MONTHS ENDED
                                                DECEMBER 31,            JUNE 30,
                                            --------------------    ----------------
                                            1997    1998    1999    1999       2000
                                            ----    ----    ----    -----      -----
Expected option term......................    10      10       7       7          7
Risk-free interest rate...................   6.5%    5.8%    5.4%    5.4%       6.4%
Expected dividend yield...................  None    None    None    None       None

     Because the determination of the fair value of all options granted after the Company becomes a public entity will include an expected volatility factor, additional option grants are expected to be made and most options will vest over several years, the above effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. SFAS 123 does not apply to awards granted prior to fiscal year 1996.

                             EVERGREEN SOLAR, INC.

     In 1999 and the six months ended June 30, 2000, the Company recorded $318,000 and $598,000, respectively, of deferred compensation related to stock option grants to employees. The deferred compensation represents differences between the estimated fair value of common stock on the date of grant and the exercise price. The deferred compensation is being amortized and charged to operations over the vesting period of the related options. Total employee stock option-related compensation expense was $18,000 for the year ended December 31, 1999, and $110,000 for the six months ended June 30, 2000.

9. WARRANTS

     On December 23, 1997 and December 31, 1997, the Company issued 205,357 warrants to the convertible debenture holders (see Note 5) at the ratio of one warrant for every $10.83 invested. These warrants vested on April 30, 1998 and were exercisable into an aggregate of 205,357 common shares of the Company. These warrants were cancelled on April 30, 1998 and contemporaneously with this cancellation new warrants were issued as outlined below.

     On April 30, 1998 and May 29, 1998, pursuant to the Series C Redeemable Convertible Preferred Stock financing, the Company granted the purchasers of Series C Redeemable Convertible Preferred Stock warrants to purchase an aggregate of 636,027 shares of common stock at a ratio of one warrant for every $10.83 invested. The warrants are exercisable at $4.33 per share. The warrants expire on December 22, 2002 or upon the closing of an initial public offering resulting in at least $15,000,000 in gross proceeds to the Company and at a value of at least $21.65 per share, whichever is earlier. The relative fair value of these warrants was $73,000 based upon the Black-Scholes valuation model. Accordingly, $73,000 of the proceeds raised from the Series C Redeemable Convertible Preferred Stock has been allocated to these warrants and recorded as an increase to additional paid-in capital. Therefore, the preferred stock will be accreted by $73,000 over its redemption period.

10. EMPLOYEES' SAVINGS PLAN

     The Company established a 401(k) plan in 1996 for eligible employees. Under the provisions of the plan, eligible employees may voluntarily contribute up to 15% of their compensation up to the statutory limit. In addition, the Company can make a matching contribution at its discretion. The Company has not made any contribution to the plan.

11. COMMITMENTS

  Distribution and Marketing Relationship

     In December 1999, the Company formed a strategic distribution and marketing relationship with Kawasaki whereby Kawasaki has agreed to exclusively distribute the Company's solar power products in Japan and integrate the Company's solar panels into solar systems that Kawasaki will design, market and install. In addition, the Company has agreed to sell solar power products in Japan exclusively through Kawasaki.

  Lease

     The Company currently leases its office and laboratory facility under an operating lease extending to December 31, 2000. The lease can be canceled by the Company as of the last day of any calendar month on or after July 1, 2000, by providing written notice of intent to terminate at least 90 days in advance of the proposed termination date. Lease expense for the facility was $71,000, $111,000, $141,000, $71,000 and $71,000 for the years ended December 31, 1997,
1998 and 1999 and the six months ended June 30, 1999 and 2000, respectively. The annual future minimum lease and rental commitments as of December 31, 1999 under the aforementioned lease is $141,000 in 2000.

                             EVERGREEN SOLAR, INC.

  License Agreement

     In September 1994, the Company signed an agreement to license String Ribbon technology from a professor at Massachusetts Institute of Technology. Concurrently, the Company hired the professor as a consultant. This agreement provides the Company, its successors, assigns, and legal representatives an irrevocable, worldwide right and license in and to the technology and licensed patents, including the right to make, have made, use, lease, sub-license, and sell products and to enforce any of the patent rights of the licensed patents. The license is exclusive except for rights to the licensed patents held by the U.S. Department of Energy. In exchange for these rights, the consultant will earn royalties on sales of products through 2004. The Company incurred $0, $5,000, $6,000, $3,000 and $0 in royalty expense for the years ended December 31, 1997, 1998, and 1999 and the six months ended June 30, 1999 and 2000, respectively. The Company can, at any time, cease utilization of the technology with no further royalty payments.

12. NET INTEREST INCOME

     Interest income was $106,000, $223,000, $163,000, $98,000 and $515,000 for
the years ended December 31, 1997, 1998, and 1999, and the six months ended June 30, 1999 and 2000, respectively. Interest expense was $4,000 and $58,000 for the years ended December 31, 1997 and 1998, respectively, and none for the year ended December 31, 1999 and the six months ended June 30, 1999 and 2000.

13. SEGMENT INFORMATION

     For the years ended December 31, 1997, 1998, and 1999, and the six months ended June 30, 1999 and 2000, revenues generated from within the United States represented $696,000, $1,520,000, $2,265,000, $1,124,000 and $1,025,000; and
research revenues generated from outside the United States represented $13,000, $38,000, $37,000, $27,000 and $80,000, respectively.

     For the years ended December 31, 1997, 1998, and 1999, and the six months ended June 30, 1999 and 2000, revenues from The Commonwealth of Massachusetts, National Institute of Standards and Technology, and National Renewable Energy Laboratory accounted for 19%, 10% and 47%; 41%, 21% and 22%; 19%, 21% and 53%;
20%, 16% and 57%; and 20%, 25% and 45% of total revenues, respectively.

14. SUBSEQUENT EVENTS

     On March 13, 2000, the Company entered into a ten-year lease commencing July 1, 2000, for office and manufacturing space in Marlborough, Massachusetts. Pursuant to the terms of the lease agreement, the Company will pay annual rent ranging from $464,000 in the first year to $534,000 during the last year of the lease. Rent is payable on the first day of each month and is secured by a $464,000 standby letter of credit that was paid subsequent to year-end. In connection with this arrangement, the Company invested in a certificate of deposit pledged to a commercial bank. This certificate of deposit was classified as "restricted cash" on the June 30, 2000 balance sheet.


     On October 21, 2000, the Company was awarded a research contract by the National Institute of Standards and Technology (NIST). Under the terms of this contract, the Company is entitled to receive up to $650,000, $700,000 and $650,000 during the contract years ending October 31, 2000, 2001 and 2003, respectively. Receipt of any funding beyond the first year up to the level projected is contingent upon the availability of funds from the U.S. Congress and satisfactory performance under the contract by the Company at the sole discretion of NIST.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES

                                [Evergreen Logo]

                         ------------------------------
                                   Prospectus

                                            , 2000
                         ------------------------------

                         BANC OF AMERICA SECURITIES LLC

                               CIBC WORLD MARKETS

                                  FAC/EQUITIES

     Until                , 2000, all dealers that buy, sell or trade the common
stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Estimated expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered under this registration statement are as follows:

SEC registration fee........................................  $   13,662
NASD filing fee.............................................       5,675
Nasdaq National Market listing fee..........................      90,000
Printing and engraving expenses.............................     200,000*
Legal fees and expenses.....................................     450,000*
Accounting fees and expenses................................     250,000*
Blue Sky fees and expenses (including legal fees)...........       5,000*
Transfer agent and registrar fees and expenses..............      10,000*
Miscellaneous...............................................      25,663*
                                                              ----------
     Total..................................................  $1,050,000*
                                                              ==========

------------
* Estimated

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Delaware General Corporation Law and our charter and by-laws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. In general directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to our third amended and restated charter and second amended and restated by-laws filed as Exhibits 3.2 and 3.4 to this registration statement, respectively.

     The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as
Exhibit 1.1 to this registration statement.

     In addition, we plan to obtain a directors and officers liability insurance policy.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

     (a) ISSUANCES OF DEBENTURES AND CAPITAL STOCK.

     In December 1997, we issued and sold secured convertible debentures in the aggregate amount of $2,223,000 to ten accredited investors.

     In April 1998, we issued and sold 3,067,547 shares of Series C preferred stock at a price per share of $2.00 to thirteen accredited investors and one non-United States person.

     In May 1998, we issued and sold 375,000 shares of Series C preferred stock at a price per share of $2.00 to three non-United States persons.

     In December 1999, we issued and sold 5,243,323 shares of Series D preferred stock at a price per share of $2.50 to thirteen accredited investors.

     In January 2000, we issued and sold 2,100,000 shares of our Series D Preferred Stock at a price per share of $2.50 to two accredited investors and three non-United States persons.

     No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder for transactions by an issuer not involving a public offering or the exemption from registration provided by Regulation S promulgated under the Securities Act.

     (b) ISSUANCES OF WARRANTS.

     In December 1997, we issued warrants to ten accredited investors to purchase an aggregate of 205,357 shares of our common stock at an exercise price of $4.33 per share. These warrants were cancelled in April 1998 and were never exercised.

     In April 1998, we issued warrants to thirteen accredited investors and one non-United States person to purchase an aggregate of 566,745 shares of our common stock at an exercise price of $4.33 per share.

     In May 1998, we issued warrants to three non-United States persons to purchase an aggregate of 69,282 shares of our common stock at an exercise price of $4.33 per share.

     No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder for transactions by an issuer not involving a public offering or the exemption from registration provided by Regulation S promulgated under the Securities Act.

     (c) GRANTS AND EXERCISES OF STOCK OPTIONS.

     From June 30, 1997 through June 30, 2000, we have granted stock options to purchase 530,422 shares of our common stock with exercise prices ranging from $0.22 to $4.55 per share, to employees, directors and consultants pursuant to our 1994 Stock Option Plan. Of these options, 12,699 have been exercised for an aggregate consideration of $2,350 as of June 30, 2000. The issuance of common stock upon exercise of the options was exempt from registration either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
 1.1+         Form of Underwriting Agreement.
 3.1+         Second Amended and Restated Certificate of Incorporation of
              the Registrant.
 3.2+         Third Amended and Restated Certificate of Incorporation of
              the Registrant.
 3.3+         Amended and Restated By-laws of the Registrant (Previously
              Filed as Exhibit 3.4).
 3.4+         Second Amended and Restated By-laws of the Registrant
              (Previously Filed as Exhibit 3.5).
 4.1          Specimen Certificate for Shares of the Registrant's Common
              Stock.
 4.2+         Description of Capital Stock (contained in the Certificate of Incorporation filed as Exhibits 3.1 and 3.2).
 5.1+         Legal Opinion of Testa, Hurwitz & Thibeault, LLP.
10.1+*        1994 Stock Option Plan.
10.2+*        2000 Stock Option and Incentive Plan.
10.3+*        2000 Employee Stock Purchase Plan.
10.4+         Lease between Registrant and 211 Second Avenue Realty L.P.
              dated as of September 15, 1995, as amended.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
10.5+         Lease Agreement between Registrant W9/TIB Real Estate
              Limited Partnership dated as of January 31, 2000, as
              amended.
10.6**        Distribution and Marketing Agreement between Registrant and
              Kawasaki Heavy Industries, Ltd. dated as of December 24,
              1999.
10.7**        Agreement between Registrant and Emanuel M. Sachs dated as of September 30, 1994, as amended.
10.8+         Series D Preferred Stock Purchase Agreement dated as of
              December 28, 1999.
10.9+         Form of Indemnification Agreement between Registrant and
              each of its directors and executive officers.
23.1+         Consent of Testa, Hurwitz & Thibeault, LLP (contained in
              Exhibit 5.1).
23.2          Consent of PricewaterhouseCoopers LLP, independent
              accountants.
24.1+         Power of Attorney (contained on page II-4).
27.1          Financial Data Schedule.

------------
* Indicates a management contract or any compensatory plan, contract or arrangement.

** Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

+  Previously filed.

     (b) FINANCIAL STATEMENT SCHEDULES.

SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

     Schedules not listed above have been are omitted because they are not applicable or the required information is shown in the other financial Statements or related notes.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Waltham, Massachusetts on October 25, 2000.


                                          EVERGREEN SOLAR, INC.

                                          By: /s/ MARK A. FARBER
                                            ------------------------------------
                                              Mark A. Farber
                                              Chief Executive Officer, President
                                              and Director

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:


                     SIGNATURE                                  TITLE(S)                      DATE
                     ---------                                  --------                      ----
                /s/ MARK A. FARBER                   Chief Executive Officer,           October 25, 2000
---------------------------------------------------    President and Director
                  Mark A. Farber                       (Principal Executive Officer)

             /s/ RICHARD G. CHLEBOSKI                Chief Financial Officer,           October 25, 2000
---------------------------------------------------    Treasurer, Secretary and
               Richard G. Chleboski                    Director (Principal Financial
                                                       Officer)

                         *                           Director                           October 25, 2000
---------------------------------------------------
                Dr. Gordon B. Baty

                         *                           Director                           October 25, 2000
---------------------------------------------------
                 William C. Osborn

                         *                           Chairman of the Board              October 25, 2000
---------------------------------------------------
              Dr. Robert W. Shaw, Jr.

                         *                           Director                           October 25, 2000
---------------------------------------------------
              Dr. William P. Sommers

                         *                           Director                           October 25, 2000
---------------------------------------------------
               Dr. Brown F. Williams

                         *                           Director                           October 25, 2000
---------------------------------------------------
                  Mason Willrich


* By: /s/ MARK A. FARBER
     --------------------------------------------------
      Mark A. Farber
      Attorney-in-Fact

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of Evergreen Solar, Inc:


Our audits of the financial statements referred to in our report dated January 31, 2000, except as to the first paragraph of Note 14 for which the date is March 13, 2000 and the second paragraph of Note 14 for which the date is October 21, 2000, appearing in this Registration Statement on Amendment No. 3 to Form S-1 (File No. 333-43140) of Evergreen Solar, Inc. also included an audit of the financial statement schedule listed in Item 16(b) of this Registration Statement. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.


PricewaterhouseCoopers LLP

Boston, Massachusetts
January 31, 2000

                             EVERGREEN SOLAR, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                               BALANCE AT
                                              BEGINNING OF    CHARGED TO                   BALANCE AT
DESCRIPTION                                      PERIOD       OPERATIONS    DEDUCTIONS    END OF PERIOD
-----------                                   ------------    ----------    ----------    -------------
YEAR ENDED DECEMBER 31, 1997
Reserves and allowances deducted from asset
  accounts
  Valuation allowance for deferred tax
     assets.................................   $  934,000     1,533,333             -       2,467,000
YEAR ENDED DECEMBER 31, 1998
Reserves and allowances deducted from asset
  accounts
  Valuation allowance for deferred tax
     assets.................................    2,467,000     1,110,000             -       3,577,000
  Accrued warranty reserve..................            -        10,000             -          10,000
YEAR ENDED DECEMBER 31, 1999
Reserves and allowances deducted from asset
  accounts
  Valuation allowance for deferred tax
     assets.................................    3,577,000     1,486,000             -       5,045,000
  Allowance for doubtful accounts...........            -        10,000             -          10,000
  Accrued warranty reserve..................       10,000        12,000             -          22,000

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------
                               DESCRIPTION
--------------------------------------------------------------------------
 1.1+         Form of Underwriting Agreement.
 3.1+         Second Amended and Restated Certificate of Incorporation of
              the Registrant.
 3.2+         Third Amended and Restated Certificate of Incorporation of
              the Registrant.
 3.3+         Amended and Restated By-laws of the Registrant (previously filed as Exhibit 3.4).
 3.4+         Second Amended and Restated By-laws of the Registrant
              (previously filed as Exhibit 3.5).
 4.1          Specimen Certificate for Shares of the Registrant's Common
              Stock.
 4.2+         Description of Capital Stock (contained in the Certificate of Incorporation filed as Exhibits 3.1 and 3.2).
 5.1+         Legal Opinion of Testa, Hurwitz & Thibeault, LLP.
10.1+*        1994 Stock Option Plan.
10.2+*        2000 Stock Option and Incentive Plan.
10.3+*        2000 Employee Stock Purchase Plan.
10.4+         Lease between Registrant and 211 Second Avenue Realty L.P.
              dated as of September 15, 1995, as amended.
10.5+         Lease Agreement between Registrant W9/TIB Real Estate
              Limited Partnership dated as of January 31, 2000, as
              amended.
10.6**        Distribution and Marketing Agreement between Registrant and
              Kawasaki Heavy Industries, Ltd. dated as of December 24,
              1999.
10.7**        Agreement between Registrant and Emanuel M. Sachs dated as of September 30, 1994, as amended.
10.8+         Series D Preferred Stock Purchase Agreement dated as of
              December 28, 1999.
10.9+         Form of Indemnification Agreement between Registrant and
              each of its directors and executive officers.
23.1+         Consent of Testa, Hurwitz & Thibeault, LLP (contained in
              Exhibit 5.1).
23.2          Consent of PricewaterhouseCoopers LLP, independent
              accountant.
24.1+         Power of Attorney (contained on page II-4).
27.1          Financial Data Schedule.

------------
* Indicates a management contract or any compensatory plan, contract or arrangement.

** Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

+  Previously filed.